UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of  the Securities Exchange Act of 1934

For the period 8 May 2003 – 16 May 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Third Quarter Results to 31 March 2003

1.1	Condensed Financial Statements

1.2	Management Commentary

1.3	Media Release—Telecom Earnings Up 17% 9 May 2003

1.4	Appendix 1 plus Annexure One

1.5	Appendix 7

Media Release

2.1	AAPT adds FOXTEL to Suite of Services 8 May 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA COX
Linda Marie Cox Company Secretary

Dated:	16 May 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the nine months ended 31 March 2003 (Unaudited)

	notes	Nine months ended 31 March		Year ended 30 June
		2003	2002	2002
		NZ$	NZ$	NZ$
		(Dollars in millions, except per share amounts)
Operating revenues
Local service		831	805	1,080
Calling	2	1,189	1,339	1,763
Interconnection		113	104	145
Cellular and other mobile services		596	626	822
Internet		170	154	209
Data		490	492	650
Other operating revenues	2	508	690	868

		3,897	4,210	5,537

Operating expenses
Labour		415	449	599
Cost of sales		1,120	1,379	1,759
Other operating expenses		664	708	914
Abnormal expenses	3	—	—	862

		2,199	2,536	4,134

Earnings before interest, taxation, depreciation and amortisation		1,698	1,674	1,403
Depreciation and amortisation	4	610	609	815

Earnings before interest and taxation		1,088	1,065	588
Interest income		7	13	17
Interest expense		(306)	(321)	(430)

Earnings before income tax		789	757	175
Income tax expense		(289)	(278)	(365)

Earnings/(loss) after income tax		500	479	(190)
Share of losses of associate companies after income tax		—	—	(1)
Minority interests in (profits)/losses of subsidiaries		(2)	1	3

Net earnings/(loss) attributable to shareholders		498	480	(188)

Net earnings/(loss) per share		$0.265	$0.258	$(0.101)

Weighted average number of ordinary shares outstanding (in millions)		1,882	1,862	1,863

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the nine months ended 31 March 2003 (Unaudited)

	notes	Nine months ended 31 March		Year ended 30 June
		2003	2002	2002
		NZ$	NZ$	NZ$
		(Dollars in millions)
Equity at the beginning of the period		1,328	2,003	2,003
Net earnings/(loss) attributable to shareholders		498	480	(188)
Movement in foreign currency translation reserve		(81)	(82)	(191)

Total recognised revenues and expenses for the period		417	398	(379)
Movement in minority interests		2	—	(3)
Dividends	5	(322)	(319)	(423)
Tax credit on supplementary dividends		40	39	50
Capital contributed	5	107	62	80

Equity at the end of the period		1,572	2,183	1,328

Represented by:
Contributed capital		1,669	1,544	1,562
Foreign currency translation reserve		(284)	(94)	(203)
Minority interests		5	6	3
Retained earnings		182	727	(34)

		1,572	2,183	1,328

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 31 March 2003 (Unaudited)

	31 March		30 June
	2003	2002	2002
	NZ$	NZ$	NZ$
	(Dollars in millions)
ASSETS
Current assets:
Cash	99	76	82
Short-term investments	55	82	230
Receivables and prepayments	1,006	1,176	1,111
Inventories	51	87	34

Total current assets	1,211	1,421	1,457
Long-term investments	958	1,019	866
Intangibles	988	1,906	1,097
Fixed assets	4,570	4,872	4,826

Total non-current assets	6,516	7,797	6,789

Total assets	7,727	9,218	8,246

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	999	1,304	1,230
Provisions—current	—	24	5
Debt due within one year	1,016	1,083	1,178

Total current liabilities	2,015	2,411	2,413
Deferred taxation	102	16	71
Provisions—non-current	—	2	—
Long-term debt	4,038	4,606	4,434

Total non-current liabilities	4,140	4,624	4,505

Total liabilities	6,155	7,035	6,918

Equity:
Shareholders’ funds	1,567	2,177	1,325
Minority interests	5	6	3

Total equity	1,572	2,183	1,328

Total liabilities and equity	7,727	9,218	8,246

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the nine months ended 31 March 2003 (Unaudited)

	note	Nine months ended 31 March		Year ended 30 June
		2003	2002	2002
		NZ$	NZ$	NZ$
		(Dollars in millions)
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		3,949	3,972	5,396
Proceeds from cross border leases		—	35	35
Interest income		6	12	16
Dividend income		3	3	3
Payments to suppliers and employees		(2,316)	(2,678)	(3,317)
Payments from provisions		(5)	(30)	(33)
Income tax paid		(235)	(210)	(304)
Interest paid on debt		(281)	(292)	(445)

Net cash flows from operating activities	9	1,121	812	1,351

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		19	63	65
Sale/(purchase) of short-term investments, net		168	33	(157)
Purchase of long-term investments		(174)	(328)	(362)
Sale of long-term investments		51	—	21
Purchase of fixed assets		(442)	(606)	(828)
Capitalised interest paid		(3)	(9)	(10)

Net cash flows applied to investing activities		(381)	(847)	(1,271)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		1	1,762	1,777
Repayment of long-term debt		(361)	(870)	(949)
Repayment of short-term debt, net		(145)	(600)	(557)
Dividends paid		(218)	(257)	(345)

Net cash flows (applied to)/from financing activities		(723)	35	(74)

Net cash flow		17	—	6
Opening cash position (including bank overdrafts)		82	76	76

Closing cash position (including bank overdrafts)		99	76	82

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2002.

The financial statements for the nine months ended 31 March 2003 and 31 March 2002 are unaudited. The financial information for the year ended 30 June 2002 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

Except for the change in accounting policy referred to below, the accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2003 are consistent with those used in the preparation of the financial statements for the nine months ended 31 March 2002.

The accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2003 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2002.

Change in Accounting Policy

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice (“SSAP”) 12 “Accounting for Income Tax” and reflects changes in Telecom’s assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

NOTE 2 CALLING AND OTHER OPERATING REVENUES

	Nine months ended 31 March		Year ended 30 June
	2003	2002	2002
	NZ$	NZ$	NZ$
	(Dollars in millions)
Calling
National	835	893	1,178
International	315	407	531
Other	39	39	54

	1,189	1,339	1,763

Other operating revenues
Resale	211	315	399
Directories	170	163	198
Equipment	54	54	78
Miscellaneous other	70	155	190
Dividends from investments	3	3	3

	508	690	868

Miscellaneous other revenue for the nine months ended 31 March 2002 and the year ended 30 June 2002 includes net gains of $34 million recognised on the prepayment of Telecom’s scheduled payment obligations relating to cross border finance leases. No such gains occurred in the nine months ended 31 March 2003.

NOTE 3 ABNORMAL ITEMS

	Nine months ended 31 March		Year ended 30 June
	2003	2002	2002
	NZ$	NZ$	NZ$
	(Dollars in millions)
Abnormal Expenses

Write-down of goodwill and other AAPT assets	—	—	850
Close down of CDMA rollout in Australia	—	—	12

	—	—	862

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly,

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

a write-down of $850 million was included in the financial results for the year ended 30 June 2002. This diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down was as follows: advance to associate $133 million, spectrum licences $124 million and goodwill $593 million.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

NOTE 3 ABNORMAL ITEMS (continued)

Advance to associate: AAPT has provided a shareholder advance to its associate AOL7 totalling A$115 million (NZ$133 million). This advance is not expected to be recoverable.

Spectrum licences: Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

Goodwill: The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was taken as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close-down of CDMA Rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies (“Lucent”) had agreed to closedown the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

A charge of $215 million was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA closedown has now been completed and no further costs are expected to arise from it.

NOTE 4 DEPRECIATION AND AMORTISATION

	Nine months ended 31 March		Year ended 30 June
	2003	2002	2002
	NZ$	NZ$	NZ$
	(Dollars in millions)
Depreciation	561	525	704
Amortisation	49	84	111

	610	609	815

NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the nine months ended 31 March 2003, 23,249,210 shares with a total value of $107 million were issued in lieu of a cash dividend (nine months ended 31 March 2002: 12,513,121 shares with a total value of $62 million, year ended 30 June 2002: 16,301,920 shares with a total value of $80 million).

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

NOTE 6 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2003, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $210 million (31 March 2002: $249 million, 30 June 2002: $250 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 March 2003, there were no outstanding lease commitments (31 March 2002: $2 million, 30 June 2002: $Nil).

Capital Commitments

At 31 March 2003, capital expenditure amounting to $42 million (31 March 2002: $133 million, 30 June 2002: $85 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$39 million, of which US$27 million is due in the year ended 30 June 2004, US$12 million in the year ended 30 June 2005 (Total commitments as 31 March 2002: US$108 million, 30 June 2002: US$83 million).

NOTE 7 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom is entitled to receive from other industry participants a contribution towards the TSO costs for the period 20 December 2001 to 31 March 2003.

The amount that Telecom will receive as a contribution towards its TSO costs is currently uncertain and will be set by the Commerce Commission through the process specified in the Act. This process is currently ongoing. Accordingly a receivable was not recognised in the Statement of Financial Position at 31 March 2003, 30 June 2002 or 31 March 2002.

Contingent Liabilities

Lawsuits and Other Claims

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts relating primarily to various forms of occupational overuse injury. The claim is not fully quantified.

In April 2000, CallPlus Limited, Attica Communications Limited, and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and damages.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

NOTE 7 CONTINGENCIES (continued)

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$3 million as at 31 March 2003 (31 March 2002: A$1 million, 30 June 2002: A$1 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

On 8 May 2003, the Board of Directors approved the payment of a third quarter dividend of $95 million, representing 5 cents per share. In addition, a supplementary dividend totalling $14 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

NOTE 9     RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June
	2003	2002	2002
	NZ$	NZ$	NZ$
	(Dollars in millions)
Net earnings/(loss) attributable to shareholders	498	480	(188)
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	610	609	815
Bad and doubtful accounts	34	44	60
Deferred income tax	30	(24)	49
Share of losses of associate companies	—	—	1
Minority interests in profits/(losses) of subsidiaries	2	(1)	(3)
Abnormal expenses	—	—	862
Other	41	25	(23)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	34	(184)	(105)
Decrease/(increase) in inventories	(15)	(49)	4
Increase in current taxation	23	44	8
Decrease in provisions	(5)	(30)	(51)
Decrease in accounts payable and related items	(131)	(102)	(78)

Net cash flows from operating activities	1,121	812	1,351

NOTE 10 QUARTERLY FINANCIAL INFORMATION

	Operating revenues	Abnormal expenses	EBITDA*	Earnings/ deficit before interest and tax	Net earnings/ (loss) attributable to shareholders	Net earnings/ (loss) per share
	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
	(Dollars in millions, except per share amounts)
Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104

	3,897	—	1,698	1,088	498	0.265

Quarter ended:
30 September 2001	1,406	—	537	339	151	0.081
31 December 2001	1,439	—	564	360	161	0.087
31 March 2002	1,365	—	573	366	168	0.090
30 June 2002	1,327	(862)	(271)	(477)	(668)	(0.357)

Year ended 30 June 2002	5,537	(862)	1,403	588	(188)	(0.101)

*	Earnings before interest, taxation, depreciation and amortisation

Earnings/(loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

11

MANAGEMENT COMMENTARY

9 May 2003

Nine months and Third Quarter Results to 31 March 2003

Note: All monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Reported net earnings were $498 million for the nine months ended 31 March 2003 compared to $480 million for the nine months ended 31 March 2002, an increase of 3.8%. Reported net earnings for the quarter ended 31 March 2003 (“Q3 2002-03”) were $197 million compared to $168 million for the quarter ended 31 March 2002 (“Q3 2001-02”), an increase of 17.3%.

Reported results are summarised in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Telecom Group Reported Earnings	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues	3,897	4,210	(7.4)	1,292	1,365	(5.3)
Operating expenses	(2,199)	(2,536)	(13.3)	(682)	(792)	(13.9)

EBITDA*	1,698	1,674	1.4	610	573	6.5
Depreciation and amortisation	(610)	(609)	0.2	(203)	(207)	(1.9)

Earnings from operations	1,088	1,065	2.2	407	366	11.2
Net interest expense	(299)	(308)	(2.9)	(96)	(101)	(5.0)

Earnings before tax	789	757	4.2	311	265	17.4
Tax expense	(289)	(278)	4.0	(114)	(97)	17.5
Minority interest/associate earnings	(2)	1	NM	—	—	NM

Net earnings	498	480	3.8	197	168	17.3

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the current nine months represented earnings per share (“EPS”) of 26.5 cents, compared to reported EPS of 25.8 cents for the previous nine months, an increase of 2.7%.

Net earnings for the nine months ended 31 March 2002 included gains on the prepayment of cross-border leases of $23 million (after tax) and gains on sale of international network capacity of $19 million (after tax). Conversely, the nine months ended 31 March 2003 benefited from a lower amortisation charge than the previous corresponding period, due to the write-down of goodwill associated with Telecom’s investment in AAPT at 30 June 2002.

Adjusting for these items, net earnings for the current nine months of $498 million represents an increase of $31 million (6.6%) from adjusted earnings of $467 million for the nine month period in the prior year. Net earnings for Q3 2002-03 of $197 million represents an increase of $19 million (10.7%) from adjusted earnings of $178 million for Q3 2001-02. Details of these adjustments are shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Telecom Group	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Reported net earnings	498	480	3.8	197	168	17.3
Less:
Cross-border lease gains	—	(23)		—	—
Capacity sales	—	(19)		—	—
Add:
Amortisation of written down	—	29		—	10
AAPT goodwill

Adjusted net earnings	498	467	6.6	197	178	10.7

Note: all figures in the table above are shown net of tax

Adjusted for the items discussed above, Telecom’s results are summarised below.

	Nine months ended 31 March			Quarter ended 31 March
Telecom Group Adjusted Earnings	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues	3,897	4,147	(6.0)	1,292	1,365	(5.3)
Operating expenses	(2,199)	(2,536)	(13.3)	(682)	(792)	(13.9)

EBITDA*	1,698	1,611	5.4	610	573	6.5
Depreciation and amortization	(610)	(580)	5.2	(203)	(197)	3.0

Earnings from operations	1,088	1,031	5.5	407	376	8.2
Net interest expense	(299)	(308)	(2.9)	(96)	(101)	(5.0)

Earnings before tax	789	723	9.1	311	275	13.1
Tax expense	(289)	(257)	12.3	(114)	(97)	17.5
Minority interest/associate earnings	(2)	1	NM	—	—	NM

Net earnings	498	467	6.6	197	178	10.7

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Adjusted group operating revenues decreased 6.0% for the current nine months and 5.3% for Q3 2002-03 compared to corresponding periods in the prior year. The most significant factors in the decrease were lower resale revenue, reflecting AAPT’s focus on improving margins in its resale business rather than pursuing revenue growth, and lower international calling revenues as a result of decreases in the rates used for reciprocal transfers of minutes between Telecom and other carriers. Revenues also decreased as a result of a strengthening New Zealand dollar. This reduced reported NZD revenues generated by Telecom’s Australian businesses and the International segment.

Operating expenses decreased by 13.3% for the nine months and 13.9% for Q3 2002-03, principally due to lower cost of sales. Cost of sales reduced as a result of the decrease in resale volumes and the decrease in rates for reciprocal transfers of international business referred to above, as well as improved cost per minute for fixed voice and mobile traffic in Australia. Similar to revenues, reported expenses also decreased due to a stronger New Zealand dollar.

Adjusted EBITDA increased by 5.4% and 6.5% for the nine months and quarter respectively. EBITDA benefited from the recognition of damages received from a supplier to the NZ Mobile segment in Q2 2001-02 as well as the recognition of one-off benefits totalling $25 million from the mobile services agreement entered into with Vodafone in Australia in November 2001.

Adjusted for the lower amortisation of AAPT goodwill, depreciation and amortisation expense increased by 5.2% for the current nine months and 3.0% for Q3 2002-03 due to investment in new infrastructure.

Net interest expense decreased due to reduced debt levels, as operating cash flows have been utilised to repay debt, partly offset by lower capitalised interest.

OVERVIEW OF SEGMENTAL RESULTS

In the 2002 financial year, Telecom reorganised the way it reports its financial results in line with the way the Telecom Group is operated and managed. Results are now reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations for the nine months ended 31 March 2003 were $1,088 million, compared to earnings from operations of $1,065 million for the previous comparable period. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
NZ Operations
Operating revenues	2,841	2,881	(1.4)	970	957	1.4
Operating expenses*	(1,632)	(1,720)	(5.1)	(537)	(555)	(3.2)

Earnings from operations	1,209	1,161	4.1	433	402	7.7
Australian Operations
Operating revenues	1,102	1,370	(19.6)	329	430	(23.5)
Operating expenses*	(1,094)	(1,357)	(19.4)	(321)	(419)	(23.4)

Earnings from operations	8	13	(38.5)	8	11	(27.3)
Corporate and Other
Operating revenues	5	38	(86.8)	2	2	—
Operating expenses*	(134)	(147)	(8.8)	(36)	(49)	(26.5)

Earnings from operations	(129)	(109)	18.3	(34)	(47)	(27.7)
Eliminations
Operating revenues	(51)	(79)	(35.4)	(9)	(24)	(62.5)
Operating expenses*	51	79	(35.4)	9	24	(62.5)

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	3,897	4,210	(7.4)	1,292	1,365	(5.3)
Operating expenses*	(2,809)	(3,145)	(10.7)	(885)	(999)	(11.4)

Earnings from operations	1,088	1,065	2.2	407	366	11.2

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

Segmental Results—New Zealand Operations

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
NZ Wireline
Operating revenues	2,084	2,099	(0.7)	697	691	0.9
Operating expenses*	(1,112)	(1,186)	(6.2)	(360)	(384)	(6.3)

Earnings from operations	972	913	6.5	337	307	9.8
NZ Mobile
Operating revenues	585	573	2.1	195	187	4.3
Operating expenses*	(489)	(489)	—	(164)	(150)	9.3

Earnings from operations	96	84	14.3	31	37	(16.2)
International
Operating revenues	286	385	(25.7)	94	114	(17.5)
Operating expenses*	(256)	(311)	(17.7)	(82)	(97)	(15.5)

Earnings from operations	30	74	(59.5)	12	17	(29.4)
Internet and Directories Services
Operating revenues	271	241	12.4	112	99	13.1
Operating expenses*	(160)	(151)	6.0	(59)	(58)	1.7

Earnings from operations	111	90	23.3	53	41	29.3
Eliminations
Operating revenues	(385)	(417)	(7.7)	(128)	(134)	(4.5)
Operating expenses*	385	417	(7.7)	128	134	(4.5)

Earnings from operations	—	—	—	—	—	—
NZ Operations
Operating revenues	2,841	2,881	(1.4)	970	957	1.4
Operating expenses*	(1,632)	(1,720)	(5.1)	(537)	(555)	(3.2)

Earnings from operations	1,209	1,161	4.1	433	402	7.7

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

Segmental Results—Australian Operations in New Zealand Dollars

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Australian Consumer
Operating revenues	524	715	(26.7)	157	217	(27.6)
Operating expenses*	(508)	(682)	(25.5)	(149)	(204)	(27.0)

Earnings from operations	16	33	(51.5)	8	13	(38.5)
Australian Business and Internet
Operating revenues	599	680	(11.9)	181	220	(17.7)
Operating expenses*	(607)	(700)	(13.3)	(181)	(222)	(18.5)

Earnings from operations	(8)	(20)	(60.0)	—	(2)	(100.0)
Eliminations
Operating revenues	(21)	(25)	(16.0)	(9)	(7)	28.6
Operating expenses*	21	25	(16.0)	9	7	28.6

Earnings from operations	—	—	—	—	—	—
Australian Operations
Operating revenues	1,102	1,370	(19.6)	329	430	(23.5)
Operating expenses*	(1,094)	(1,357)	(19.4)	(321)	(419)	(23.4)

Earnings from operations	8	13	(38.5)	8	11	(27.3)

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

Segmental Results—Australian Operations in Australian Dollars

Reported results for the Australian segments are impacted by movements in the A$:NZ$ exchange rate. The underlying A$ results are summarised below.

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	A$m	A$m		A$m	A$m
Australian Consumer
Operating revenues	463	579	(20.0)	146	173	(15.6)
Operating expenses	(425)	(530)	(19.8)	(132)	(155)	(14.8)

EBITDA	38	49	(22.4)	14	18	(22.2)
Depreciation and amortisation	(25)	(22)	13.6	(8)	(8)	—

Earnings from operations	13	27	(51.9)	6	10	(40.0)
Australian Business and Internet
Operating revenues	527	551	(4.4)	170	176	(3.4)
Operating expenses	(456)	(507)	(10.1)	(143)	(155)	(7.7)

EBITDA	71	44	61.4	27	21	28.6
Depreciation and amortisation	(78)	(59)	32.2	(27)	(21)	28.6

Earnings from operations	(7)	(15)	(53.3)	—	—	—
Eliminations
Operating revenues	(16)	(20)	(20.0)	(6)	(5)	20.0
Operating expenses*	16	20	(20.0)	6	5	20.0

Earnings from operations	—	—	—	—	—	—
Australian Operations
Operating revenues	974	1,110	(12.3)	310	344	(9.9)
Operating expenses	(865)	(1,017)	(14.9)	(269)	(305)	(11.8)

EBITDA	109	93	17.2	41	39	5.1
Depreciation and amortisation	(103)	(81)	27.2	(35)	(29)	20.7

Earnings from operations	6	12	(50.0)	6	10	—

*	Includes depreciation and amortisation

LIQUIDITY AND CAPITAL RESOURCES

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Cash flows
Net cash flows from/(applied to):
Operating activities	1,121	812	38.1	345	295	16.9
Investing activities	(381)	(847)	(55.0)	(155)	190	(181.6)
Financing activities	(723)	35	NM	(205)	(573)	(64.2)

Net cash flow	17	—	NM	(15)	(88)	(83.0)

Net cash flows from operating activities were $1,121 million for the current nine months, an increase of $309 million compared to the corresponding nine month period. This resulted from lower payments to suppliers and employees (due to reduced operating expenses). Strong operating cash flows coupled with reduced investing cash flows, reflecting lower capital expenditure and investment purchases, allowed a reduction in debt during the current nine months. Net debt at 31 March 2003 was $4,900 million, a decrease of $400 million from 30 June 2002. Of this reduction in debt $118 million occurred in Q3 2002-03.

DIVIDENDS

Telecom will pay a fully imputed third quarter dividend of 5.0 cents per ordinary share in June 2003. The dividend for the quarter ended 31 March 2002 was also 5.0 cents per ordinary share.

Telecom’s dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Third Quarter Dividends
Ordinary Shares	5.0 cents
American Depositary Shares	*US 22.21 cents
Supplementary dividend (to non-resident shareholders)
Per ordinary share	0.88 cents
Per American Depositary Share	*US 3.92 cents
“Ex” dividend dates
New Zealand Stock Exchange	3 June 2003
Australian Stock Exchange	26 May 2003
New York Stock Exchange	27 May 2003
Books closing dates
New Zealand, Australian Stock Exchanges	30 May 2003
New York Stock Exchange	29 May 2003
Payment dates
New Zealand, Australia	13 June 2003
New York	20 June 2003

*	Based on an exchange rate at 31 March 2003 of NZ$1.00 to US$0.5513.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

Four reporting segments together constitute NZ Operations. These are NZ Wireline, NZ Mobile, International, and Internet and Directories Services. The consolidated results for NZ Operations are set out in the table below.

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Local Service	793	767	3.4	267	256	4.3
Calling	832	910	(8.6)	270	298	(9.4)
Interconnection	83	83	—	29	28	3.6
Cellular and other mobile	429	421	1.9	142	137	3.6
Internet	98	78	25.6	34	29	17.2
Data	349	339	2.9	121	111	9.0
Other operating revenue	257	283	(9.2)	107	98	9.2

	2,841	2,881	(1.4)	970	957	1.4
Operating expenses
Operations and support expenses	1,188	1,286	(7.6)	387	409	(5.4)

EBITDA	1,653	1,595	3.6	583	548	6.4
Depreciation and amortisation	444	434	2.3	150	146	2.7

Earnings from operations	1,209	1,161	4.1	433	402	7.7
Earnings from operations by segment
NZ Wireline	972	913	6.5	337	307	9.8
NZ Mobile	96	84	14.3	31	37	(16.2)
International	30	74	(59.5)	12	17	(29.4)
Internet and Directories Services	111	90	23.3	53	41	29.3

	1,209	1,161	4.1	433	402	7.7

An analysis of NZ Operations results by segment follows.

NZ WIRELINE

NZ WIRELINE

The NZ Wireline segment comprises Telecom’s fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Wireline—Results of Operations

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Local Service	794	767	3.5	267	256	4.3
Calling	698	721	(3.2)	228	237	(3.8)
Interconnection	69	86	(19.8)	24	24	—
Data	389	381	2.1	132	129	2.3
Other operating revenue	134	144	(6.9)	46	45	2.2

	2,084	2,099	(0.7)	697	691	0.9
Operating expenses
Operations and support expenses	843	904	(6.7)	270	290	(6.9)

EBITDA	1,241	1,195	3.8	427	401	6.5
Depreciation	269	282	(4.6)	90	94	(4.3)

Earnings from operations	972	913	6.5	337	307	9.8

Overview of Results

Total operating revenue decreased by 0.7% for the current nine months and increased by 0.9% for Q3 2002-03 compared to the corresponding periods in the prior year. Reduced calling, interconnection and other operating revenues were the primary cause of the decrease, offset by growth in local service and data revenues.

Total operating expenses decreased 6.7% for the nine months and 6.9% for the quarter, reflecting lower cost of sales as well as reduced other operating expenses. This, coupled with a lower depreciation expense, meant that total earnings from operations for NZ Wireline grew $59 million (6.5%) for the current nine months and $30 million (9.8%) in Q3 2002-03 compared to the corresponding periods in the prior year.

NZ WIRELINE

Local Service Revenue

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Business & residential access
Revenue ($m)	659	626	5.3	223	212	5.2
Access lines
Residential (000s)	1,411	1,383	2.0
Business (000s)	303	306	(1.0)
Centrex lines (000s)	80	73	9.6
Non-chargeable local calls
Call minutes (m)	19,514	17,101	14.1	6,516	5,515	18.2
Local calls*
Revenue ($m)	82	86	(4.7)	26	27	(3.7)
Call minutes (m)	2,322	2,372	(2.1)	736	744	(1.1)
Smartphone, messaging and call track
Revenue ($m)	53	55	(3.6)	18	17	5.9

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenue has increased by $27 million (3.5%) for the current nine months and $11 million (4.3%) for Q3 2002-03 compared to the corresponding periods in the prior year. The increase is due to business and residential access revenue which increased 5.3% for the nine months and 5.2% for the quarter. This was principally the result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2003. In addition the standard monthly line rentals for residential customers and the optional wiring maintenance service charge increased in the prior year effective 1 February 2002.

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Calling revenue
National	528	543	(2.8)	172	178	(3.4)
International	132	142	(7.0)	42	48	(12.5)
Other	38	36	5.6	14	11	27.3

	698	721	(3.2)	228	237	(3.8)

NZ WIRELINE

National Calling Revenue

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
National calls
Revenue ($m)	210	209	0.5	71	69	2.9
Call minutes (m)	1,625	1,710	(5.0)	523	549	(4.7)
Average price (cents)	12.9	12.2	5.7	13.6	12.6	7.9
Calls to cellular networks
Revenue ($m)	222	231	(3.9)	71	75	(5.3)
Interconnect cost ($m)	172	171	0.6	56	55	1.8

Gross margin ($m)	50	60	(16.7)	15	20	(25.0)
Call minutes (m)	489	494	(1.0)	161	158	1.9
Average price (cents)	45.4	46.8	(3.0)	44.1	47.5	(7.2)
National 0800
Revenue ($m)	88	94	(6.4)	28	31	(9.7)
Call minutes (m)	536	589	(9.0)	167	198	(15.7)
Average price (cents)	16.4	16.0	2.5	16.8	15.7	7.0
Operator services
Revenue ($m)	8	9	(11.1)	2	3	(33.3)

Total national calling revenue decreased by 2.8% for the current nine months and 3.4% for Q3 2002-03.

National call revenue has increased by 0.5% for the nine months and 2.9% for Q3 2002-03. The decrease in call minutes is partly due to e-mail and internet substitution from traditional voice calling.

Revenue from calls to cellular networks and National 0800 both decreased in line with lower call minutes. Toll free portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

NZ WIRELINE

International Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
International calling
Revenue ($m)	132	142	(7.0)	42	48	(12.5)
Call minutes (m)	426	477	(10.7)	136	146	(6.8)
Average price (cents)	31.0	29.8	4.0	30.9	32.9	(6.1)

International calling revenue recorded in the NZ Wireline segment represents “outward” calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue reflects a decrease in call minutes, partly offset for the nine months by an increase in the average price per minute (as a result of increased charges for international calls to mobile phones).

Interconnection Revenue

Interconnection revenue has decreased by 19.8% for the current nine months. The decrease reflects movements in the first six months of the year, as revenue was stable for Q3 2002-03 compared to the corresponding period in the prior year. The decrease is principally the result of the Telecommunications Commissioner’s recent determination on interconnection pricing, which lowered the interconnection rate received by Telecom.

In addition, interconnection revenue for the nine months was impacted by lower revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In Q1 2001-02 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnection revenue and cost of sale), whereas in Q1 2002-03 this interconnection relationship was directly between Telecom Mobile and the other mobile operators.

Data Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Data revenue
Digital Data Service	62	80	(22.5)	21	26	(19.2)
Lanlink	56	50	12.0	19	18	5.6
Frame relay	21	17	23.5	6	6	—
Other leased data	38	44	(13.6)	14	14	—
ADSL	39	22	77.3	14	8	75.0
IP Net/Netgate	29	31	(6.5)	10	12	(16.7)
ISDN	65	64	1.6	21	21	—
Other data	79	73	8.2	27	24	12.5

	389	381	2.1	132	129	2.3
Retail data	271	247	9.7	93	83	12.0
Wholesale data	118	134	(11.9)	39	46	(15.2)

	389	381	2.1	132	129	2.3

NZ WIRELINE

Data revenue grew by 2.1% for the current nine months and 2.3% for Q3 2002-03 compared to the corresponding periods in the prior year. Growth was mainly derived from ADSL, Frame relay and Lanlink while traditional data revenues, including DDS, declined due to substitution.

ADSL revenue increased by $17 million (77.3%) for the current nine months and $6 million (75.0%) for Q3 2002-03 driven by the continued uptake of Telecom’s Jetstream service. At 31 March 2003 Telecom had approximately 62,000 Jetstream connections compared to 31,000 at 31 March 2002.

Frame relay and Lanlink revenue growth reflects a higher number of circuits compared to the prior year.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $24 million (9.7%) for the current nine months and $10 million (12.0%) for Q3 2002-03. For the nine months, this growth was partially offset by a decrease in wholesale data revenue (revenue from sales of data services to other entities (including other Telecom operating segments) who use these services to provide products to end users). Adjustments to reflect the Commerce Commission’s draft determination on wholesaling of Telecom’s services have impacted wholesale data revenue in the current nine months. Wholesale revenue has also been impacted by the consolidation of other telecommunications companies’ operations.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities. The 6.9% decrease for the current nine months was the result of lower internal revenue from the provision of miscellaneous services to other segments.

Operating Expenses

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operations and support expenses
Labour ($m)	184	188	(2.1)	60	62	(3.2)
Cost of sales ($m)	346	378	(8.5)	113	121	(6.6)
Other operating expenses ($m)	313	338	(7.4)	97	107	(9.3)

	843	904	(6.7)	270	290	(6.9)
Personnel numbers
Total staff at 31 March	3,427	3,559	(3.7)

Labour expense has decreased in 2003 as a result of decreased staff numbers (which have reduced by 3.7% as a result of productivity initiatives), partly offset by salary increases.

Cost of sales decreased 8.5% for the nine months and 6.6% for Q3 2002-03 as a result of lower international cost of sales reflecting falling wholesale prices. Coupled with lower interconnection cost of sales in Q1 2002-03, this led to the reduction in cost of sales for the nine months.

Other operating expenses decreased by 7.4% for the nine months and 9.3% for the quarter, with reductions across a range of cost categories including computer costs and bad debts.

NZ WIRELINE

Depreciation

Depreciation expense decreased by $13 million (4.6%) in the current nine months and $4 million (4.3%) in Q3 2002-03 compared to the corresponding periods in the prior year. This decrease is due to a small reduction in the network asset base.

NZ MOBILE

NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ Mobile—Results of Operations

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Cellular revenue	368	365	0.8	123	121	1.7
Mobile data	21	10	110.0	8	6	33.3
Other mobile	43	48	(10.4)	13	11	18.2

Total cellular and other mobile	432	423	2.1	144	138	4.3
Interconnection	153	150	2.0	51	49	4.1

	585	573	2.1	195	187	4.3
Operating expenses
Operations and support expenses	362	381	(5.0)	121	114	6.1

EBITDA	223	192	16.1	74	73	1.4
Depreciation and amortisation	127	108	17.6	43	36	19.4

Earnings from operations	96	84	14.3	31	37	(16.2)

Overview of Results

Total operating revenues increased by 2.1% for the current nine months and 4.3% for Q3 2002-03 compared to the corresponding periods in the prior year. Operating expenses decreased by 5.0% for the nine months despite an increase of 6.1% for the third quarter reflecting lower cost of sales and direct costs following successful renegotiations with key suppliers. The increase in operating and support expenses in Q3 was largely the result of increased cost of sales and marketing costs.

For the nine months, revenue growth and lower operating expenses have led to an increase in EBITDA of 16.1%. Earnings from operations have increased by 14.3% for the nine months. In Q3 2002-03 EBITDA increased by 1.4%. However higher depreciation and amortisation charges meant that earnings from operations for Q3 2002-03 decreased by 16.2% compared to Q3 2001-02.

NZ Mobile Revenue

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Total mobile revenue	585	573	2.1	195	187	4.3
Mobile cost of sales	203	212	(4.2)	70	63	11.1

Mobile gross margin	382	361	5.8	125	124	0.8

NZ MOBILE

Total mobile revenue for the current nine months increased by 2.1% while in Q3 2002-03 it increased by 4.3%. This reflects growth in mobile data revenue, coupled with small increases in cellular and interconnection revenue. The decrease in other mobile revenue for the nine months was the result of one-off payments received from a supplier in Q2 2001-02 for the late delivery of 1XRTT.

Cost of sales decreased for the nine months by 4.2% despite an increase in the third quarter of 11.1%, resulting in growth in the mobile gross margin of $21 million (5.8%) for the nine months and $1 million (0.8%) for the third quarter. The main reason for decreasing cost of sales for the nine months was lower customer acquisition and upgrade costs as growth in new subscriber numbers has slowed and handset subsidies have been reduced. This trend reversed in Q3 2002-03 as handset costs associated with subscribers upgrading from the TDMA to the CDMA network combined with new acquisitions drove Q3 2002-03 cost of sales up 11.1%.

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
Cellular revenue
Cellular revenue (including mobile data) ($m)	389	375	3.7	131	127	3.1
Call minutes (m)	856	855	0.1	289	284	1.8
Connections at period end (000s)
Postpaid	521	523	(0.4)
Prepaid	511	631	(19.0)
Third party prepaid	203	234	(13.2)

Total	1,235	1,388	(11.0)
Average Revenue Per User (ARPU)
ARPU—$ per month
Postpaid	74.5	72.2	3.2	74.1	71.6	3.5
Prepaid	8.3	6.5	27.7	8.9	7.0	27.1
Third party prepaid	3.0	3.1	(3.2)	3.0	3.3	(9.1)
Total	34.9	30.9	12.9	35.4	30.7	15.3
Total ARPU including interconnection	48.6	43.3	12.2	49.4	42.7	15.7

Cellular revenue increased by 3.7% in the current nine months and 3.1% in Q3 2002-03 reflecting higher ARPUs. Total connections declined by 11.0% between 31 March 2002 and 31 March 2003 due to a decline in the prepaid base. Total ARPU (excluding interconnection) increased 12.9% for the nine months and 15.3% for the quarter, reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability.

At 31 March 2003, Telecom had approximately 1,235,000 cellular connections in New Zealand, down from 1,388,000 at 31 March 2002. Of the March 2003 total, 42.2% were postpaid customers, while 57.8% were prepaid customers. Third party prepaid connections shown in the table above represent the

NZ MOBILE

mobile business of the Warehouse, which uses Telecom’s TDMA network. In April 2003, Telecom and the Warehouse announced that they had reached an agreement to transfer this business to Telecom.

NZ MOBILE

Telecom commercially launched its CDMA mobile network in July 2001. At 31 March 2003 there were approximately 289,000 customers connected to the CDMA network, representing 23.4% of the total customer base. Of the CDMA customer base, 77.6% are postpaid subscribers. Approximately 53,000 of Telecom’s CDMA connections are capable of using 1XRTT high speed data applications.

Operating Expenses

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operations and support expenses
Labour ($m)	28	30	(6.7)	8	10	(20.0)
Cost of sales ($m)	203	212	(4.2)	70	63	11.1
Other operating expenses ($m)	131	139	(5.8)	43	41	4.9

	362	381	(5.0)	121	114	6.1
Personnel numbers
Total staff at 31 March	478	477	0.2

Labour expense decreased by $2 million for both the current nine months and Q3 2002-03 compared to the corresponding periods in the prior year, due to a lower number of contractors.

Cost of sales was lower by 4.2% for the current nine months but increased by 11.1% for Q3 2002-03 as discussed above. Other operating expenses decreased by 5.8% for the nine months due to favourable renegotiation of contracts with key suppliers of network related services. In Q3 2002-03 other operating expenses increased 4.9% due to increased marketing expenditure as a result of increased marketing of CDMA services.

Depreciation and Amortisation

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Depreciation and amortisation
Depreciation	122	103	18.4	41	34	20.6
Amortisation	5	5	—	2	2	—

	127	108	17.6	43	36	19.4

The increase in depreciation expense of $19 million for the nine months and $7 million for the quarter is mainly due to capital expenditure in the year ended 30 June 2002 and accelerated depreciation on a redundant wireless data platform.

INTERNATIONAL

INTERNATIONAL

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

International—Results of Operations

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change%	2003	2002	Change%
	$m	$m		$m	$m
Operating revenues
International calling	215	278	(22.7)	69	89	(22.5)
Data	49	56	(12.5)	18	17	5.9
Other operating revenue	22	51	(56.9)	7	8	(12.5)

	286	385	(25.7)	94	114	(17.5)
Operating expenses
Operations and support expenses	219	277	(20.9)	69	84	(17.9)

EBITDA	67	108	(38.0)	25	30	(16.7)
Depreciation	37	34	8.8	13	13	—

Earnings from operations	30	74	(59.5)	12	17	(29.4)

Overview of Results

Total operating revenue decreased by 25.7% for the current nine months and 17.5% for Q3 2002-03 compared to corresponding periods in the prior year. Lower calling revenue was the result of lower rates used in bilateral agreements and a strengthening New Zealand dollar as well as lower outward calling and transit revenues. The strengthening New Zealand dollar decreased revenue reported by the International segment by approximately $27 million in the current nine months.

The decrease in other operating revenue for the nine months reflects $28 million of gains on sale of network capacity recorded in the first six months of 2001-02. There were no gains on sale of network capacity in the current nine months.

Operating expenses decreased by 20.9% for the current nine months and 17.9% for Q3 2002-03, principally as a result of lower cost of sales due to the lower rates applied in bilateral agreements as well as the effect of the strengthening New Zealand dollar.

EBITDA decreased by $41 million for the nine months, reflecting $28 million of gains on sale of network capacity in the first six months of 2001-02 and a $13 million decrease in the transit margin. Coupled with a small increase in depreciation, this led to a decrease in earnings from operations of 59.5% for the current nine months and 29.4% for Q3 2002-03.

INTERNATIONAL

International Calling Revenue

International calling revenue in the International segment represents wholesale “outward” calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers’ networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

INTERNATIONAL

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
International calling margin
Outwards revenue	88	102	(13.7)	28	31	(9.7)
Inwards revenue	89	125	(28.8)	29	42	(31.0)
Outpayment and interconnect	(127)	(171)	(25.7)	(40)	(54)	(25.9)

International margin before transits	50	56	(10.7)	17	19	(10.5)
Transit margin	38	51	(25.5)	12	16	(25.0)

Total International calling margin	88	107	(17.8)	29	35	(17.1)

Revenue from outwards calling decreased as a result of both a fall in outwards minutes (reflecting lower international calling volumes from AAPT and the NZ Wireline segment) and a decrease in the price per minute. Despite an increase in inwards calling minutes, inwards revenue decreased by 28.8% for the nine months and 31.0% for the third quarter as a result of further re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. The impact of the re-negotiated agreements on both revenue and cost of sales was approximately $29.1 million for the nine months ended 31 March 2003 compared to the previous corresponding period.

The international segment’s results were impacted by a strengthening New Zealand dollar. A significant portion of the International segment’s revenues (primarily inwards calling and transits) and expenses are denominated in US dollars. The average NZD:USD exchange rate for the current nine months was approximately 21.0% higher than the average rate for the previous nine months. This has led to lower revenues and expenses in the current nine months compared to the previous nine months.

The net margin from transit traffic decreased by 25.5% for the nine months and 25.0% for the third quarter due to a significant fall in the price per minute for transit traffic, more than offsetting growth in transit minutes. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate. This led to a decrease in the total international calling margin of 17.8% for the current nine months and 17.1% for Q3 2002-03 compared to corresponding periods in the prior year.

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Outwards calls
Revenue ($m)	88	102	(13.7)	28	31	(9.7)
Call minutes (m)	630	700	(10.0)	204	221	(7.7)
Average price (cents)	14.0	14.6	(4.1)	13.7	14.0	(2.1)
Inwards calls
Revenue ($m)	89	125	(28.8)	29	42	(31.0)
Call minutes (m)	683	613	11.4	206	209	(1.4)
Average price (cents)	13.0	20.4	(36.3)	14.1	20.1	(29.9)
Transit call margin
Revenue ($m)	38	51	(25.5)	12	16	(25.0)
Call minutes (m)	1,094	971	12.7	376	352	6.8
Average price (cents)	3.5	5.3	(34.0)	3.2	4.5	(28.9)

INTERNATIONAL

Data Revenue

Data revenue for the current nine months decreased by 12.5% and was relatively stable for Q3 2002-03. The decrease in the nine months was the result of lower pricing for data services provided to other segments (particularly for international internet carriage), market driven price reductions and the expiry of a leased circuit contract in the 2002 financial year.

Other Operating Revenue

Other operating revenue decreased by $29 million for the nine months and was relatively stable for the third quarter compared to corresponding periods in the prior year. The decrease reflects gains on the sale of network capacity of $28 million recorded in the first six months of 2001-02. There were no gains on sale of network capacity in the current nine months.

Operating Expenses

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operations and support expenses
Labour ($m)	16	16	—	5	5	—
Cost of sales ($m)	166	217	(23.5)	53	69	(23.2)
Other operating expenses ($m)	37	44	(15.9)	11	10	10.0

	219	277	(20.9)	69	84	(17.9)
Personnel numbers
Total staff at 31 March	214	216	(0.9)

Labour expense for the current nine months and third quarter was stable compared to corresponding prior periods.

Cost of sales decreased by 23.5% for the nine months and 23.2% for the third quarter reflecting lower outward volumes and lower cost per minute for outpayment as a result of renegotiated bilateral rates and an appreciation of the NZD:USD exchange rate.

Other operating expenses decreased by 15.9% for the nine months as a result of lower cable maintenance costs.

Depreciation

Depreciation expense increased by $3 million (8.8%) in the current nine months compared to the corresponding periods in the prior year. This is due to depreciation commencing on recently acquired international cable capacity.

INTERNET AND DIRECTORIES SERVICES

INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra—a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories—publishes White PagesTM and Yellow Pages® directories in New Zealand.

Internet and Directories Services—Results of Operations

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Internet	99	76	30.3	34	27	25.9
Directories	172	165	4.2	78	72	8.3

	271	241	12.4	112	99	13.1
Operating expenses
Operations and support expenses	149	141	5.7	55	55	—

EBITDA	122	100	22.0	57	44	29.5
Depreciation	11	10	10.0	4	3	33.3

Earnings from operations	111	90	23.3	53	41	29.3

Overview of Results

Total revenue grew by 12.4% for the current nine months and 13.1% for Q3 2002-03 compared to the corresponding periods in the prior year. The key driver of revenue growth was Internet revenue, which was up 30.3% for the nine months and 25.9% for the quarter.

Operating expenses for the nine months have increased while depreciation expense has remained stable compared to the corresponding prior year periods. Earnings from operations increased by $21 million (23.3%) for the nine months and $12 million (29.3%) for the third quarter.

INTERNET AND DIRECTORIES SERVICES

Internet Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Internet revenue
Internet revenue ($m)	99	76	30.3	34	27	25.9
Active dial-up customers at period end (000s)	420	360	16.7
Total dial-up hours (m)	120.1	88.9	35.1	41.2	30.7	34.2
Average hours per active customer per month	32.8	30.2	8.6	32.7	31.3	4.5

Xtra’s Internet revenue increased by $23 million (30.3%) for the current nine months and $7 million (25.9%) for Q3 2002 - 03. The increase principally reflects growth in active customer numbers and take-up of higher value products.

Directories Revenue

Directories revenue increased by $7 million (4.2%) for the current nine months and $6 million (8.3%) for the quarter compared to the corresponding periods in the prior year. The increased revenue reflects a change in timing, with an additional regional directory being published in the third quarter, coupled with increases in price and volume.

Operating Expenses

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operations and support expenses
Labour ($m)	32	30	6.7	12	11	9.1
Cost of sales ($m)	66	61	8.2	28	28	—
Other operating expenses ($m)	51	50	2.0	15	16	(6.3)

	149	141	5.7	55	55	—
Personnel numbers
Total staff at 31 March	667	681	(2.1)

Labour costs and personnel numbers remained relatively stable. The increase in cost of sales reflects growth in volumes of Internet business.

INTERNET AND DIRECTORIES SERVICES

Depreciation

Depreciation remained stable compared to the corresponding periods in the prior year.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer, and Australian Business and Internet Services. The consolidated results for Australian Operations are set out in the table below.

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Local Service	38	39	(2.6)	11	14	(21.4)
Calling	383	472	(18.9)	111	154	(27.9)
Interconnection	30	21	42.9	8	9	(11.1)
Cellular and other mobile	166	207	(19.8)	51	56	(8.9)
Internet	73	79	(7.6)	22	26	(15.4)
Data	156	166	(6.0)	49	55	(10.9)
Resale	211	314	(32.8)	63	96	(34.4)
Other operating revenue	45	72	(37.5)	14	20	(30.0)

	1,102	1,370	(19.6)	329	430	(23.5)
Operating expenses
Operations and support expenses	979	1,256	(22.1)	284	383	(25.8)

EBITDA	123	114	7.9	45	47	(4.3)
Depreciation and amortisation	115	101	13.9	37	36	2.8

Earnings from operations	8	13	(38.5)	8	11	(27.3)
Earnings/(losses) from operations by segment
Australian Consumer	16	33	(51.5)	8	13	(38.5)
Australian Business & Internet	(8)	(20)	(60.0)	—	(2)	(100.0)

	8	13	(38.5)	8	11	(27.3)

An analysis of Australian Operations results by segment follows.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by AAPT Mobile (previously known as CellularOne).

Australian Consumer—Results of Operations

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Local service	1	1	—	—	—	—
Calling	191	238	(19.7)	57	77	(26.0)
Cellular and other mobile	159	209	(23.9)	48	57	(15.8)
Interconnection	1	1	—	—	1	(100.0)
Internet	6	7	(14.3)	2	2	—
Resale	165	253	(34.8)	50	78	(35.9)
Other operating revenue	1	6	(83.3)	—	2	(100.0)

	524	715	(26.7)	157	217	(27.6)
Operating expenses
Operations and support expenses	479	654	(26.8)	139	194	(28.4)

EBITDA	45	61	(26.2)	18	23	(21.7)
Depreciation and amortisation	29	28	3.6	10	10	—

Earnings from operations	16	33	(51.5)	8	13	(38.5)

Overview of Results

EBITDA decreased 26.2% for the nine months following a 21.7% decrease in Q3 2002-03. The Q3 decrease principally reflects a decrease in revenue, coupled with one-off benefits of $6 million from the mobile services agreement with Vodafone recognised in Q3 2001- 02. Excluding these one-off benefits, EBITDA would have increased by $9 million (25.0%) for the nine months and increasedby $1 million (5.9%) for the third quarter.

Revenue for both the nine months and the quarter decreased as a result of a smaller customer base and local call resale services not being actively marketed. The Australian Consumer segment had approximately 441,000 fixed line customers at 31 March 2003, compared to 580,000 at 31 March 2002 (and 453,000 at 31 December 2002). The decline in revenue led to reduced operating expenses as cost of sales decreased.

The Australian Consumer segment had 307,000 mobile connections at 31 March 2003, up from 218,000 at 31 March 2002 and 306,000 at 31 December 2002.

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average NZD:AUD exchange rate for the current nine months was 9.2% higher

AUSTRALIAN CONSUMER

than the average rate for the prior period. This reduced the reported revenues by approximately $48 million for the current nine months and $20 million for Q3 2002 - 03 compared to the corresponding periods in the prior year, as well as impacting on expenses.

AUSTRALIAN CONSUMER

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Calling revenue
National	157	190	(17.4)	47	62	(24.2)
International	34	48	(29.2)	10	15	(33.3)

	191	238	(19.7)	57	77	(26.0)

National Calling Revenue

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
National calls
Revenue ($m)	65	87	(25.3)	18	28	(35.7)
Call minutes (m)	504	555	(9.2)	166	178	(6.7)
Average price (A$ cents*)	11.3	12.6	(10.3)	10.2	12.9	(20.9)
Calls to cellular networks
Revenue ($m)	92	103	(10.7)	29	34	(14.7)
Call minutes (m)	192	205	(6.3)	62	68	(8.8)
Average price (A$ cents*)	42.4	41.0	3.4	41.9	41.2	1.7

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.3% for the nine months as a result of lower customer numbers and price reductions reflecting changes in market rates driven by Telstra’s line rental rebalancing programme. The decrease in average price per minute for the third quarter, together with the smaller customer base, resulted in a 35.7% decrease from Q3 2001-02.

Revenue from calls to cellular networks decreased in both the nine months and quarter reflecting lower customer numbers partly offset by an increase in the average price per minute.

AUSTRALIAN CONSUMER

International Calling Revenue

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
International calling revenue
Total International calling ($m)	34	48	(29.2)	10	15	(33.3)
Call minutes (m)	126	156	(19.2)	40	49	(18.4)
Average price (A$ cents*)	23.8	25.0	(4.8)	22.5	24.5	(8.2)

*	Average prices have been stated in A$ to remove the impact of currency flucutations from underlying price trends.

Australian Consumer’s international revenues come from outward calls originated by AAPT customers. International revenue was $34 million for the nine months (a decrease of 29.2% from the previous corresponding period), and $10 million for Q3 2002-03 (a decrease of 33.3%). The decline in international revenue primarily reflects decreased call minutes due to the lower customer base.

Cellular and Other Mobile

	Nine months ended			Quarter ended
	31 March			31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Cellular and other mobile
Total mobile revenue	159	209	(23.9)	48	57	(15.8)
Mobile cost of sales	(122)	(164)	(25.6)	(33)	(39)	(15.4)

Mobile gross margin	37	45	(17.8)	15	18	(16.7)
Connections at period end (000s)	307	218	40.8

Cellular and other mobile revenue decreased by 23.9% for the nine months and 15.8% for the quarter, principally as a result of lower connection bonuses and payments received under the mobile services agreement with Vodafone in 2001-02.

Mobile gross margin fell 17.8% for the nine months and 16.7% for the quarter, again mainly due to one-off benefits received under this agreement recognised in 2001-02. Rebates and subsidies under the mobile services agreement reduced cost of sales for the nine months ended 2001-02 by $13 million ($6 million in Q3 2001-02) and mobile services agreements payments received increased revenue for the nine months ended 2001-02 by $12 million (none in Q3 2001-02). Excluding the one-off benefits, mobile gross margin would have increased by $17 million (85.0%) for the nine months and would have increased by $3 million (25.0%) for the quarter.

Total cellular connections increased by 89,000 (40.8%) between 31 March 2002 and 31 March 2003. Of this net increase in connections, 1,000 were recorded in Q3 2002 - 03, as connection numbers increased from 306,000 at 31 December 2002 to 307,000 at 31 March 2003.

AUSTRALIAN CONSUMER

Resale

Resale revenue decreased by 34.8% for the nine months and 35.9% for Q3 2002 - 03. The decrease was the result of changes in the way resale services were marketed and priced.

AUSTRALIAN CONSUMER

AAPT targeted the offering of local call resale to those customers who are significant users of AAPT’s long distance services. This resulted in a low percentage of new acquisitions having local call resale services with AAPT and as a result the number of customers in the base with local call resale services decreased.

Retail prices for local call resale were increased to market rates to support AAPT’s strategy to minimise acquisition of low spending long distance calling customers. Coupled with improvements in pricing arrangements negotiated with suppliers, this has improved margins favourably. As a result of the improvements in margin, AAPT has recently reverted to actively marketing full service at point of sale.

Operating Expenses

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operations and support expenses
Labour ($m)	31	32	(3.1)	9	11	(18.2)
Cost of sales ($m)	366	524	(30.2)	107	152	(29.6)
Other operating expenses ($m)	59	70	(15.7)	17	23	(26.1)
Allocated costs ( $m)	23	28	(17.9)	6	8	(25.0)

	479	654	(26.8)	139	194	(28.4)
Personnel numbers
Total staff at 31 March	602	663	(9.2)

Labour expenses decreased for the current nine months and Q3 2002-03 reflecting a decline in staff numbers partly offset by an increase in other personnel expenses.

Cost of sales decreased 30.2% for the nine months and 29.6% for the third quarter, as a result of decreasing revenue and price negotiation with suppliers.

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Depreciation and amortization
Depreciation	27	25	8.0	9	9	—
Amortisation	2	3	(33.3)	1	1	—

	29	28	3.6	10	10	—

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on

AUSTRALIAN CONSUMER

estimated asset usage. Depreciation expense increased by $2 million (8.0%) for the nine months, and was stable for Q3 2002-03.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

AUSTRALIAN BUSINESS AND INTERNET SERVICES

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT’s business, corporate, government and wholesale customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

Australian Business and Internet Services—Results of Operations

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operating revenues
Local Service	37	38	(2.6)	11	13	(15.4)
Calling	193	235	(17.9)	55	77	(28.6)
Cellular and other mobile	23	18	27.8	8	5	60.0
Interconnection	29	21	38.1	8	9	(11.1)
Internet	67	72	(6.9)	20	24	(16.7)
Data	157	163	(3.7)	50	55	(9.1)
Resale	46	80	(42.5)	12	24	(50.0)
Other operating revenue	47	53	(11.3)	17	13	30.8

	599	680	(11.9)	181	220	(17.7)
Operating expenses
Operations and support expenses	521	627	(16.9)	154	196	(21.4)

EBITDA	78	53	47.2	27	24	12.5
Depreciation and amortisation	86	73	17.8	27	26	3.8

Losses from operations	(8)	(20)	(60.0)	—	(2)	(100.0)

Overview of Results

Total operating revenue decreased by 11.9% for the current nine months and 17.7% for Q3 2002-03 compared to the corresponding periods in the prior year. Calling and resale revenues decreased for Q3 2002-03 compared to the prior year. Operating expenses decreased by 16.9% and 21.4% for the nine months and quarter respectively, with reductions in personnel costs, cost of sales and other operating expenses.

EBITDA grew by 47.2% for the nine months and 12.5% for Q3 2002-03, reflecting lower expenses in both periods despite reduced revenue. Although depreciation and amortisation increased, losses from operations improved by $12 million for the nine months and $2 million for the quarter.

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average NZD:AUD exchange rate for the current nine months was 9.2% higher than the average rate for the prior period. This reduced the reported revenues by approximately $56 million for the current nine months and $16 million for Q3 2002-03 compared to the corresponding periods in the prior year, as well as impacting on expenses.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Calling revenue
National	142	162	(12.3)	40	52	(23.1)
International	45	45	—	12	13	(7.7)
Other	6	28	(78.6)	3	12	(75.0)

	193	235	(17.9)	55	77	(28.6)

National Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
National calls
Revenue ($m)	62	70	(11.4)	16	18	(11.1)
Call minutes (m)	675	582	16.0	222	210	5.7
Average price (A$ cents*)	9.2	10.8	(14.8)	8.1	10.0	(19.0)
Calls to cellular networks
Revenue ($m)	80	92	(13.0)	24	34	(29.4)
Call minutes (m)	245	244	0.4	82	81	1.2
Average price (A$ cents*)	29.0	31.1	(6.8)	28.0	30.9	(9.4)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 11.4% for the current nine months and 11.1% for Q3 2002-03, reflecting an increase in call minutes offset by lower average prices.

Revenue from calls to cellular networks decreased by 13.0% for the nine months and 29.4% for the quarter due to a decrease in the average price per minute, reflecting the increasingly competitive nature of the business.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

International Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
International calling revenue
Total International calling ($m)	45	45	—	12	13	(7.7)
Call minutes (m)	136	166	(18.1)	49	53	(7.5)
Average price (A$ cents*)	19.8	19.3	2.6	16.3	17.0	(4.1)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue remained stable for the nine months reflecting an increase in the average price offset by lower call minutes. The decrease in international call revenue for the third quarter reflects lower average price and call minutes.

Internet Revenue

Internet revenue decreased 6.9% for the nine months. This is due to the movement in the exchange rate. Connect’s Internet revenue increased as a result of greater ISP access customers and increased traffic.

Resale Revenue

Resale revenue decreased by 42.5% for the nine months, reflecting the changes made to the resale service as a result of a focus on pursuing higher value customers. AAPT withdrew from offering resale services at point of sale in the 2002 financial year and introduced an administration fee for those full service customers who were low users of AAPT’s long distance services. These changes reduced resale customer numbers. As a result of improvements in margin on these services, AAPT has recently reverted to actively marketing full service at point of sale.

Operating Expenses

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Operations and support expenses
Labour ($m)	65	90	(27.8)	18	25	(28.0)
Cost of sales ($m)	361	424	(14.9)	106	133	(20.3)
Other operating expenses ($m)	50	72	(30.6)	16	24	(33.3)
Allocated costs ( $m)	45	41	9.8	14	14	—

	521	627	(16.9)	154	196	(21.4)
Personnel numbers
Total staff at 31 March	665	799	(16.8)

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Labour expense decreased by $25 million (27.8%) for the nine months and $7 million (28.0%) for the quarter as a result of lower staff numbers.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Cost of sales decreased by 14.9% in the nine months and 20.3% in Q3 2002-03. The decrease was the result of lower resale revenue and improved supplier pricing.

Other operating expenses decreased 30.6% and 33.3% for the nine months and Q3 2002-03 respectively, as a result of tight cost control.

Allocated costs represent the Business and Internet Services segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Depreciation and amortisation
Depreciation	82	66	24.2	25	24	4.2
Amortisation	4	7	(42.9)	2	2	—

	86	73	17.8	27	26	3.8

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $16 million (24.2%) in the nine months and $1 million (4.2%) in the quarter due to depreciation commencing on new network infrastructure investment. The reduction in amortisation expense reflects the write-down of LMDS spectrum licences at 30 June 2002.

Allocated Costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Allocated costs
Labour ($m)	31	36	(13.9)	9	10	(10.0)
Other operating expenses ($m)	37	33	12.1	11	12	(8.3)

	68	69	(1.4)	20	22	(9.1)
Personnel numbers
Total staff at 31 March	379	440	(13.9)

Labour expense decreased by 13.9% for the nine months and 10.0% for the third quarter compared to the corresponding periods in the prior year, reflecting a reduction in staff numbers.

Other operating expenses increased by 12.1% for the nine months and declined by 8.3% for the quarter compared to the prior year. Due to the restructure of the AAPT group in 02/03, several functions were moved between operating segments and support units (allocated costs), thus driving the decrease in costs.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Revenue
Other operating revenue ($m)	5	38	(86.8)	2	2	—
Operating expenses
Operations and support expenses ($m)	83	71	16.9	19	24	(20.8)
Depreciation ($m)	12	8	50.0	5	3	66.7
Amortisation of AAPT goodwill ($m)	39	68	(42.6)	12	22	(45.5)
Personnel numbers
Total staff at 31 March	215	276	(22.1)

Corporate revenue of $5 million for the current nine months represents dividend income ($2 million of which was recorded in Q3 2002-03) and a small gain on sale of an international telecommunications investment. The corporate revenue recorded in the prior year is primarily gains on prepayment of cross border leases of $34 million recorded in HY 2001-02.

Operations and support expenses increased by $12 million (16.9%) principally as a result of a change in the way certain expenses are allocated between the Corporate segment and the operating segments, primarily due to the consolidation of certain computer costs within Corporate. Increased costs were also incurred in connection with participating in the new regulatory process.

The decrease in the amortisation of AAPT goodwill reflects the write-down of AAPT goodwill at 30 June 2002.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for the current nine months of $299 million decreased by $9 million (2.9%) compared to the corresponding nine month period in the previous year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt, which has been partially offset by a decrease in capitalised interest.

TAXATION (CONSOLIDATED)

Income tax expense for the current nine months of $289 million increased by $11 million (4.0%) compared to the previous corresponding nine months due to higher earnings before tax. The effective tax rate was 36.6% for the current nine months, compared to 36.7% for the previous corresponding nine months. The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$m		$m	$m
Capital expenditure
NZ Wireline	170	157	8.3	67	51	31.4
NZ Mobile	26	62	(58.1)	10	19	(47.4)
International	105	166	(36.7)	68	29	134.5
Internet and Directories Services	4	6	(33.3)	—	1	(100.0)
Australian Consumer	11	29	(62.1)	7	10	(30.0)
Australian Business & Internet	44	136	(67.6)	12	38	(68.4)
Corporate and Other	14	11	27.3	5	6	(16.7)

	374	567	(34.0)	169	154	9.7

Total capital expenditure has decreased by 34.0% for the current nine months compared to the corresponding period in the prior year. This reflects tight control of capital expenditure as well as reduced purchases of Southern Cross capacity by the International segment and the completion of the CDMA project in the prior year.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $600 million, down from the previous estimate of $650 million. Of this amount, approximately $290 million relates to NZ Wireline, $70 million to NZ Mobile, $110 million to International, $10 million to Internet and Directories Services, $15 million to Australian Consumer, $80 million to Australian Business and Internet and $25 million to Corporate and Other.

In the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $355 million relates to NZ Wireline, $70 million to NZ Mobile,

$70 million to International, $10 million to Internet and Directories Services, $15 million to Australian Consumer, $105 million to Australian Business and Internet and $25 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 75.7% at 31 March 2003, compared to 80.0% at 30 June 2002 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction.

Net debt was $4,900 million at 31 March 2003, a reduction of $400 million from net debt at 30 June 2002 of $5,300 million. Of this reduction in debt, $118 million occurred in Q3 2002-03. Telecom will continue to seek to reduce debt levels from operating cash flows in order to achieve desired leverage ratios to protect its current credit rating.

Cash Flows

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change %	2003	2002	Change %
	$m	$ m		$m	$m
Cash was provided from/(applied to):
Cash received from customers	3,949	3,972	(0.6)	1,291	1,338	(3.5)
Payments to suppliers and employees	(2,321)	(2,708)	(14.3)	(762)	(907)	(16.0)
Net interest paid	(275)	(280)	(1.8)	(57)	(57)	—
Tax paid	(235)	(210)	11.9	(133)	(95)	40.0
Other operating cash flows	3	38	(92.1)	6	16	(62.5)

Net operating cash flows	1,121	812	38.1	345	295	16.9
Net purchase of fixed assets	(426)	(552)	(22.8)	(152)	(158)	(3.8)
Sale/(purchase) of short-term investments, net	168	33	409.1	(2)	346	(100.6)
Net purchase/(sale) of long-term investments	(123)	(328)	(62.5)	(1)	2	(150.0)

Net investing cash flows	(381)	(847)	(55.0)	(155)	190	(181.6)
(Repayment of)/proceeds from debt	(505)	292	(272.9)	(137)	(488)	(71.9)
Dividends paid	(218)	(257)	(15.2)	(68)	(85)	(20.0)

Net financing cash flows	(723)	35	NM	(205)	(573)	(64.2)
Net cash flow	17	—	NM	(15)	(88)	(83.0)

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $1,121 million for the current nine months, an increase of $309 million from the corresponding period in the prior year. This resulted from lower payments to suppliers and employees (due to reduced operating expenses).

The net cash outflow for investing activities was $381 million in the current nine months, a decrease of $466 million from the previous corresponding period. The decrease mainly reflects the sale of short-term investments in the current period compared to the purchase of short-term investments in the prior period, and lower capital expenditure coupled with lower cash paid for the purchase of long-term investments. In the current nine months, Telecom made its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS. In the previous nine months Telecom paid A$250 million to acquire its 19.9% investment in H3G.

The net cash outflow for financing activities in the current nine months was $723 million, compared to a net cash inflow of $35 million in the previous corresponding period. The decrease in financing cash flows reflects the repayment of $340 million of long-term debt in the current nine months, compared with significant proceeds from long-term debt issues being received in nine months ended 31 March 2002.

Australian Operations Cash Flows

The cash flow position for Australian Operations (indicated by EBITDA less capital expenditure) continued to be positive in Q3 2002-03, after first becoming positive in Q4 2001-02.

	Nine months ended 31 March			Quarter ended 31 March
	2003	2002	Change%	2003	2002	Change%
	$m	$m		$ m	$ m
Australian Operations
EBITDA	123	114	7.9	45	47	(4.3)
Less capital expenditure	(55)	(165)	(66.7)	(19)	(48)	(60.4)

	68	(51)	233.3	26	(1)	NM

NM: Not a meaningful comparison

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Wholesaling

Late last year the Commerce Commission released its draft determination on TelstraClear’s application to allow the resale of a number of retail business services offered by Telecom. The determination follows an application by TelstraClear for access to Telecom’s retail business products and services for the purpose of resale. In its draft determination, the Commission indicated that it has potential jurisdiction over a broad range of fixed network products and services. It divided the market into a range of product-based markets covering access, calling and data. A final determination on wholesaling of business services is expected shortly.

A separate application has been made for wholesaling of residential services and the Commission is expected to release its draft determination in late May.

Interconnection

Telecom and TelstraClear have applied for a price review of the initial interconnection price determined by the Commission. The final price will be set by Total Service Long Run Incremental Cost (“TSLRIC”) pricing methodology.

Call Plus has also made an application for an interconnection price determination. CallPlus applied to the Commission in December 2002 for a determination relating to interconnection services and wholesale (resale) services from Telecom. The Commission has separated the CallPlus application into interconnection and wholesale, and has deferred a decision to investigate wholesale services. The Commission has invited submissions from the parties about terms and conditions for interconnection with Telecom’s fixed PSTN, which is a designated access service under the Telecommunications Act 2001.

Calculating Kiwi Share Losses

In September 2002, Telecom provided to the Commission its estimate of Telecommunications Service Obligations (“TSO”) losses, being $425 million per annum. The Commission has subsequently requested a revised estimate of this figure.

The Commission has released a draft methodology and cost model based on the formula used by the Federal Communications Commission but has not determined the inputs or other data. The draft therefore focuses on the framework of the Commission’s determination rather than the output. The final determination, including the output, is expected to be released in July 2003.

Local Loop Unbundling

The Commission has begun an investigation into the unbundling of Telecom’s local loop network and its fixed Public Data Network. An issues paper was released in March.

Section 64 of Telecommunications Act 2001 requires the Commission to investigate whether the following services should be regulated:

a) access to the unbundled elements of Telecom’s local loop network; and

b) access to the unbundled elements of, and interconnection with, Telecom’s fixed Public Data Network.

The Commission will hear submissions and hold a conference on the issue and is expected to report to the Minister of Communications in October 2003.

Pricing Principle

The Commission is investigating whether the formula under the Telecommunications Act for setting initial prices for bundled service offerings should be amended. The Minister of Communications requested the investigation. The Commission agreed that there are reasonable grounds to commence an investigation. On 30 April, the Commission released a preliminary view that the Act should be amended and sought submissions.

Number Portability

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The five carriers are TelstraClear, Callplus, Compass Communications, ihug and WorldxChange Communications.

The application states that the access seekers and access providers to the determination may include (but are not necessarily limited to): TelstraClear; CallPlus; Compass Communications; ihug; WorldxChange; Telecom New Zealand Ltd; Vodafone New Zealand; and Walker Wireless. The applicants seek a determination on how the cost of providing number portability should be apportioned between participants.

The Commission is awaiting submissions from the parties before deciding whether to investigate. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and WorldCom (10.01%).

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of a softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom does not expect significant new sales of international bandwidth or cable capacity to occur for at least the next twelve months.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 April 2003, Telecom held Southern Cross capacity with a book value of approximately $331 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $82 million over the next two years. Management believes that the expected future cash flows from the use of this capacity exceed the current book value and the cost of the commitment to acquire further capacity based on current business plans and expectations.

Telecom has also provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$115 million (including accrued interest). Telecom believes these advances are fully recoverable.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become further depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom’s international network capacity assets. Such developments could also adversely impact Southern Cross’ ability to repay debt.

On 30 April 2003, SCCN agreed a restructured facility with its senior bank syndicate that rescheduled certain of SCCN’s debt repayments to better align these with anticipated future cash flows and a reassessed SCCN business plan. Under these revised arrangements, the maturity date for US$150.9 million (“Tranche C”) of SCCN’s senior debt has been extended, with maturity now occurring in five years time in April 2008. In addition, other terms applicable to the outstanding bank debt have been modified to provide SCCN with additional financial flexibility.

As part of this restructured facility, Telecom and Optus have agreed to provide (either directly or through members of their respective groups) contingent credit support in respect of Tranche C loans in favour of the senior bank syndicate. Telecom has provided contingent credit support for up to US$105.7 million of Tranche C and Optus has provided contingent credit support for up to US$45.3 million of Tranche C. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of Tranche C.

In order to realign the levels of contingent credit support with Telecom’s and Optus’ respective shareholdings in SCCN, Telecom has priority in reducing the level of its contingent credit support, relative to Optus. This priority is in respect of the first US$49 million worth of Tranche C loans to be repaid out of third party capacity sales and SCCN’s other surplus funds. As such, the first US$49 million of repayments from such sources will be applied solely to reduce Telecom’s contingent credit support exposure.

Beyond the first US$49 million of repayments, further deferred loan repayments from such sources will see Telecom’s and Optus’ contingent credit support exposure reduced proportional with their relative shareholdings. Telecom and Optus will each accrue support fees, payable by SCCN, commensurate with their respective levels of contingent credit support.

As at 1 May 2003, SCCN was capitalised via US$30 million of shareholders equity and had US$120 million of shareholder advances and US$363.7 million of senior bank debt (made up of Tranche A of US$208.5 million, Tranche B of US$4.3 million, and Tranche C of US$150.9 million). SCCN also expects to collect US$235.7 million of future committed capacity sales.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line)—A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access)—An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection—A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex—The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional Private Branch Exchange (PBX) features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

DDS (Digital Data Service)—A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay—Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G—Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol)—A principal communications protocol used in the Internet.

IPNet—Telecom’s network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network)—Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink—A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate—A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network)—A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access)—The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

VPN (Virtual Private Network)—A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800—The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology)—A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation—mobile network)—Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Nine months ended 31 March				Variation 2003:2002
	2003	%	2002	%	$	%
	(in NZ$ millions, except percentages)
Operating Revenues
Local Services	831	21.3	805	19.1	26	3.2
Calling
National	835	21.4	893	21.2	(58)	(6.5)
International	315	8.1	407	9.7	(92)	(22.6)
Other	39	1.0	39	0.9	—	—

	1,189	30.5	1,339	31.8	(150)	(11.2)
Interconnection	113	2.9	104	2.5	9	8.7
Cellular and other mobile	596	15.3	626	14.9	(30)	(4.8)
Internet	170	4.4	154	3.7	16	10.4
Data	490	12.6	492	11.7	(2)	(0.4)
Other operating revenues
Resale	211	5.4	331	7.9	(120)	(36.3)
Directories	170	4.4	163	3.9	7	4.3
Equipment	54	1.4	54	1.3	—	—
Miscellaneous other	70	1.8	142	3.4	(72)	(50.7)
Dividend from Associate	3	0.1	—	—	3	100.0

	508	13.0	690	16.4	(182)	(26.4)

Total Operating Revenues	3,897	100.0	4,210	100.0	(313)	(7.4)

Operating expenses
Labour	415	10.6	449	10.7	(34)	(7.6)
Cost of Sales	1,120	28.7	1,379	32.8	(259)	(18.8)
Other operating expenses	664	17.0	708	16.8	(44)	(6.2)

Total operating expenses	2,199	56.4	2,536	60.2	(337)	(13.3)
EBITDA*	1,698	43.6	1,674	39.8	24	1.4
Depreciation and amortisation	610	15.7	609	14.5	1	0.2

Earnings from operations	1,088	27.9	1,065	25.3	23	2.2
Net Interest expense	(299)	(7.7)	(308)	(7.3)	9	(2.9)

Earnings before income tax	789	20.2	757	18.0	32	4.2
Income tax expense	(289)	(7.4)	(278)	(6.6)	(11)	4.0

Earnings after income tax	500	12.8	479	11.4	21	4.4
Share of associate company	—	—	—	—	—	—
Minority Interests in (profits)/losses of subsidiaries	(2)	(0.1)	1	0.0	(3)	(300.0)

Net earnings	498	12.8	480	11.4	18	3.8

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

NZ WIRELINE

	Nine months ended 31 March 2003			Nine months ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local Service	793	1	794	766	1	767
Calling	685	13	698	704	17	721
Interconnection	49	20	69	61	25	86
Data	332	57	389	320	61	381
Other operating revenue	58	76	134	68	76	144

	1,917	167	2,084	1,919	180	2,099
Operating expenses
Operations and support expenses	596	247	843	625	279	904

EBITDA	1,321	(80)	1,241	1,294	(99)	1,195
Depreciation	269	—	269	282	—	282

Earnings from operations	1,052	(80)	972	1,012	(99)	913

	Quarter ended 31 March 2003			Quarter ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Operating revenues
Local Service	267	—	267	256	—	256
Calling	225	3	228	232	5	237
Interconnection	17	7	24	18	6	24
Data	118	14	132	108	21	129
Other operating revenue	17	29	46	17	28	45

	644	53	697	631	60	691
Operating expenses
Operations and support expenses	189	81	270	202	88	290

EBITDA	455	(28)	427	429	(28)	401
Depreciation	90	—	90	94	—	94

Earnings from operations	365	(28)	337	335	(28)	307

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

NZ MOBILE

	Nine months ended 31 March 2003			Nine months ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Cellular revenue	386	3	389	371	4	375
Other mobile	43	—	43	48	—	48

Total cellular and other mobile	429	3	432	419	4	423
Interconnection	35	118	153	38	112	150

	464	121	585	457	116	573
Operating expenses
Operations and support expenses	249	113	362	257	124	381

EBITDA	215	8	223	200	(8)	192
Depreciation and amortisation	127	—	127	108	—	108

Earnings from operations	88	8	96	92	(8)	84

	Quarter ended 31 March 2003			Quarter ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Cellular revenue	130	1	131	125	2	127
Other mobile	13	—	13	11	—	11

Total cellular and other mobile	143	1	144	136	2	138
Interconnection	13	38	51	9	40	49

	156	39	195	145	42	187
Operating expenses
Operations and support expenses	81	40	121	75	39	114

EBITDA	75	(1)	74	70	3	73
Depreciation and amortisation	43	—	43	36	—	36

Earnings from operations	32	(1)	31	34	3	37

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

INTERNATIONAL

	Nine months ended 31 March 2003			Nine months ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
International calling	128	87	215	157	121	278
Data	5	44	49	6	50	56
Other operating revenue	22	—	22	51	—	51

	155	131	286	214	171	385
Operating expenses
Operations and support expenses	172	47	219	232	45	277

EBITDA	(17)	84	67	(18)	126	108
Depreciation	37	—	37	34	—	34

Earnings from operations	(54)	84	30	(52)	126	74

	Quarter ended 31 March 2003			Quarter ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
International calling	50	19	69	55	34	89
Data	2	16	18	1	16	17
Other operating revenue	7	—	7	8	—	8

	59	35	94	64	50	114
Operating expenses
Operations and support expenses	53	16	69	69	15	84

EBITDA	6	19	25	(5)	35	30
Depreciation	13	—	13	13	—	13

Earnings from operations	(7)	19	12	(18)	35	17

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

INTERNET AND DIRECTORIES SERVICES

	Nine months ended 31 March 2003			Nine months ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Internet	98	1	99	75	1	76
Directories	170	2	172	163	2	165

	268	3	271	238	3	241
Operating expenses
Operations and support expenses	111	38	149	114	27	141

EBITDA	157	(35)	122	124	(24)	100
Depreciation	11	—	11	10	—	10

Earnings from operations	146	(35)	111	114	(24)	90

	Quarter ended 31 March 2003			Quarter ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Internet	33	1	34	26	1	27
Directories	77	1	78	71	1	72

	110	2	112	97	2	99
Operating expenses
Operations and support expenses	42	13	55	40	15	55

EBITDA	68	(11)	57	57	(13)	44
Depreciation	4	—	4	3	—	3

Earnings from operations	64	(11)	53	54	(13)	41

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

AUSTRALIAN CONSUMER

	Nine months ended 31 March 2003			Nine months ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local service	1	—	1	1	—	1
Calling	191	—	191	238	—	238
Cellular and other mobile	144	15	159	189	20	209
Interconnection	1	—	1	1	—	1
Internet	6	—	6	7	—	7
Resale	165	—	165	253	—	253
Other operating revenue	1	—	1	1	5	6

	509	15	524	690	25	715
Operating expenses
Operations and support expenses	461	18	479	628	26	654

EBITDA	48	(3)	45	62	(1)	61
Depreciation and amortisation	29	—	29	28	—	28

Earnings from operations	19	(3)	16	34	(1)	33

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

	Quarter ended 31 March 2003			Quarter ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local service	—	—	—	—	—	—
Calling	57	—	57	77	—	77
Cellular and other mobile	45	3	48	51	6	57
Interconnection	—	—	—	1	—	1
Internet	2	—	2	2	—	2
Resale	50	—	50	78	—	78
Other operating revenue	—	—	—	—	2	2

	154	3	157	209	8	217
Operating expenses
Operations and support expenses	137	2	139	189	5	194

EBITDA	17	1	18	20	3	23
Depreciation and amortisation	10	—	10	10	—	10

Earnings from operations	7	1	8	10	3	13

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

AUSTRALIAN BUSINESS AND INTERNET SERVICES

	Nine months ended 31 March 2003			Nine months ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local Service	37	—	37	38	—	38
Calling	185	8	193	234	1	235
Cellular and other mobile	23	—	23	18	—	18
Interconnection	28	1	29	13	8	21
Internet	66	1	67	72	—	72
Data	153	4	157	163	—	163
Resale	46	—	46	80	—	80
Other operating revenue	41	6	47	36	17	53

	579	20	599	654	26	680
Operating expenses
Operations and support expenses	468	53	521	609	18	627

EBITDA	111	(33)	78	45	8	53
Depreciation and amortisation	86	—	86	73	—	73

Earnings from operations	25	(33)	(8)	(28)	8	(20)

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

	Quarter ended 31 March 2003			Quarter ended 31 March 2002
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local Service	11	—	11	12	1	13
Calling	50	5	55	76	1	77
Cellular and other mobile	8	—	8	5	—	5
Interconnection	8	—	8	9	—	9
Internet	20	—	20	24	—	24
Data	46	4	50	53	2	55
Resale	12	—	12	24	—	24
Other operating revenue	12	5	17	12	1	13

	167	14	181	215	5	220
Operating expenses
Operations and support expenses	118	36	154	193	3	196

EBITDA	49	(22)	27	22	2	24
Depreciation and amortisation	27	—	27	26	—	26

Earnings from operations	22	(22)	—	(4)	2	(2)

9 May 2003

MEDIA RELEASE

TELECOM THIRD QUARTER

EARNINGS UP 17%

Telecom today reported net earnings of NZ$498 million for the nine months ended 31 March 2003—an increase of 3.8% on reported net earnings of NZ$480 million for the nine months ended 31 March 2002.

The result was driven by strong third quarter 2002-2003 earnings of NZ$197 million, which were up 17.3% on the same quarter in 2001-2002.

On an adjusted basis (removing one-off items from the previous corresponding nine months^) net earnings for the nine months ended 31 March 2003 increased 6.6% on the previous corresponding period.

Overview of Group results

	Nine months ended (NZ$m)
	Mar 2003	Mar 2002
Reported group revenues	3,897	4,210
Reported net earnings	498	480
Includes:
One-off gains after tax	—	(42	)#
Amortisation of AAPT goodwill	—	29
Adjusted net earnings	498	467

Reported EBITDA*	1,698	1,674
Adjusted EBITDA*	1,698	1,611	#
Third quarter dividend per share	5 cents	5 cents

#	Included in the March 2002 results were gains associated with the prepayment of cross-border leases (net of tax NZ$23m) and sale of network capacity (net of tax NZ$19m)
*	Earnings before interest, tax, depreciation and amortisation
^	Unless otherwise stated, all comparisons are with the nine months ended 31 March 2002.

For the quarter ended 31 March 2003, earnings were NZ$197 million, up 10.7% on adjusted earnings for the previous corresponding quarter.

Adjusted net earnings for the nine months of the previous financial year were NZ$467 million. This was after making adjustments for gains associated with the prepayment of cross-border leases, the sale of international network capacity, and a higher amortisation charge in the previous corresponding period prior to the writedown of the Group’s investment in AAPT at 30 June 2002.

EBITDA for the nine months ended 31 March 2003 was NZ$1,698 million, up 1.4% on the corresponding period in the previous year. EBITDA for the third quarter 2002-2003 was NZ$610 million, up 6.5% on a year ago.

Telecom Chief Executive Theresa Gattung said the Telecom Group continues to deliver a solid performance.

“Telecom has continued to focus on driving revenues in our core markets, maintaining tight control on costs, expanding margins and improving cash flow growth.

“The performance of the Group’s New Zealand operations is pleasing. In the three months to 31 March 2003, operating revenues increased by 1.4% to NZ$970 million while at the same time operating expenses decreased by 5.4%.”

Ms Gattung said Australia continues as a positive cash flow contributor to the Group.

“Cash flow* in Australia is now NZ$68 million while a year ago that figure was negative NZ$51 million. We have now delivered our fourth consecutive quarter of positive cash flow. At the same time, we have seen significant margin expansion in our Australian businesses.

“The decline in customer numbers in Australia as a result of our strategy of focusing on higher value customers moderated in the quarter just ended. We are now starting the next phase of our Australian strategy with the launch last month of new offerings for the residential consumer market. These packages will be complemented in the future by pay TV, 3G mobile, and broadband services.

*	EBITDA less capex

2

“Overall operating expenses across New Zealand and Australia continue to decrease. They were down by 13.3% in the nine months ended 31 March 2003.”

Ms Gattung said overall group operating cash flow was strong.

“In the nine months just ended, group operating cash flow was NZ$1,121 million—an increase of 38.1% on the previous corresponding period.

“Over the same period, Telecom’s balance sheet was strengthened further with a reduction in net debt of NZ$400 million.”

Business unit performance

New Zealand

New Zealand Wireline: New Zealand Wireline comprises fixed line and value-added services to residential, business and corporate markets.

Operating revenue decreased by 0.7% for the nine months ended 31 March 2003. However, for the quarter ended 31 March 2003, operating revenue increased by 0.9%.

Operating expenses were down 6.7% for the nine months to 31 March 2003 and 6.9% for the third quarter, reflecting ongoing operational efficiency improvements.

EBITDA for the nine months increased 3.8% to NZ$1,241 million.

Interconnection revenue decreased by 19.8% in the nine months to 31 March 2003, although it was stable in the third quarter of 2002-2003. The decrease is mainly due to the Telecommunications Commissioner’s interconnection determination, which lowered the interconnection rate received by Telecom.

The strong increase in take-up of Telecom’s JetStream fast Internet service continues. At 31 March 2003, Telecom had approximately 62,000 JetStream connections—double the figure of a year before. Over 3000 customers a month are currently signing up to fast Internet products.

3

Overall data revenues grew by 2.1% in the nine months to 31 March 2003. Retail data revenues grew by 9.7% over the same period while wholesale data revenues were down by 11.9%. Revenue from ADSL was up by 77.3%. Data revenue growth was also driven by take-up of LanLink and frame relay circuits. LanLink revenue increased by 12.0% while frame relay revenue increased by 23.5% on the previous nine months.

New Zealand Mobile: This business provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

EBITDA increased 16.1% for the nine months ended 31 March 2003. This reflected a 2.1% increase in operating revenue and a 5.0% decrease in operating expenses.

Total CDMA connections reached 289,000 by 31 March 2003, representing 23.4% of the total Telecom mobile customer base. Over 52,000 customers on the 027 network can now access Telecom’s fast data Mobile JetStream service. Takeup of this service had a favourable impact on mobile data revenues, which at NZ$21 million for the nine months to 31 March 2003 were over double that for the previous corresponding period.

Total mobile Average Revenue Per User (ARPU) for the nine months ended 31 March 2003 increased to $48.60, up 12.2% on the previous corresponding nine months. The increase reflects a focus on higher value customers and stimulation of wireless data revenues.

International: International provides New Zealand and Australia with outward and inward calling, managed international data services and carries transit call traffic between destinations worldwide.

Revenue for the nine months to 31 March 2003 decreased by 25.7%. This was a result of re-negotiated bilateral agreements with other carriers, the sale of network capacity in the prior year and the impact of the strengthening New Zealand dollar.

The rising New Zealand dollar had the effect of decreasing both revenue and costs by approximately NZ$27 million in the nine months to 31 March 2003. Operating expenses fell overall by 20.9%.

4

Internet and Directories: Internet and Directories comprises Xtra and Telecom Directories.

EBITDA grew by 22.0% to NZ$122 million for the nine months to 31 March 2003. Revenues increased by 12.4% for the period while operating expenses increased by 5.7%.

Xtra’s Internet revenue was up by 30.3% on the previous corresponding nine months. At 31 March 2003, Xtra had 420,000 active dial up customers—an increase of 60,000 customers or 16.7% on 31 March 2002.

Xtra customers spent an average of 32.8 hours on the Internet a month—up 8.6% on a year ago.

Australia

Please note the following breakdown of our Australian result is expressed in Australian dollars, including the comparisons with corresponding periods.

The EBITDA margin across the Australian business was 11.2% for the nine months ended 31 March 2003, up from 8.4% for the nine months ended 31 March 2002.

Australian Consumer: Australian Consumer comprises AAPT’s residential and small business fixed line operations, Internet, and AAPT Mobile (previously branded Cellular One).

Australian Consumer revenues were down 20.0% while operating expenses fell 19.8% during the nine months to 31 March 2003. This reflected the changing mix of the business model to bundled and full service offerings.

EBITDA decreased by 22.4% to A$38 million, which was largely due to the decrease in revenue and the A$20 million one-off impact in the previous period of the mobile services agreement with Vodafone signed in November 2001. Excluding the one-off benefit, EBITDA increased by 31.0% for the nine months ended 31 March 2003.

Australian Business & Internet: Australian Business & Internet comprises AAPT’s operations in business, corporate, government and wholesale markets, the Connect Internet business and TCNZA.

5

Australian Business & Internet EBITDA increased by 61.4% to A$71 million. Total operating revenue decreased by 4.4%, while operating expenses were reduced by 10.1%. The decline in revenues reflected lower resale revenues as AAPT shifted its focus to higher margin services, and increased competition in calling markets.

TCNZA consolidated its business with CBA, continuing its strategy of growing revenue from its existing customer base.

Capital expenditure: Total capital expenditure for the nine months ended 31 March 2003 was NZ$374 million, 34.0% lower than the previous corresponding period in 2001-2002.

Telecom’s current forecast for capital expenditure for the 2002-2003 financial year is $NZ600 million, a reduction of NZ$50 million from the forecast given at the half year result.

Telecom is forecasting total capital expenditure of NZ$650 million for the coming 2003-2004 financial year.

Dividend: Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share. Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan. Dividends will be paid on 13 June 2003 in New Zealand and Australia, and 20 June 2003 in the United States. The books closing dates are 30 May 2003 in New Zealand and Australia, and 29 May 2003 in the United States.

For further information, please contact:

John Goulter

Telecom Public Affairs and Government Relations Manager

Phone 027 232 4303

6

APPENDIX I (Rule 10.4)

PRELIMINARY Nine Months REPORT ANNOUNCEMENT

Telecom Corporation of New Zealand Limited

For the Nine Months Ended 31 March 2003

(referred to in this report as the “current nine months”)

Preliminary nine months report on consolidated results (including the results for the previous corresponding nine months in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		CONSOLIDATED OPERATING STATEMENT
		Current nine months	%	Previous corresponding nine months
		$NZ’000		$NZ’000

1.	OPERATING REVENUE

(a)	Sales revenue	3,897,000	(7.4)%	4,210,000

(b)	Other revenue	—		—

(c)	Total operating revenue	3,897,000		4,210,000

2(a)	OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	789,000		757,000

(b)	Unusual items for separate disclosure	—		—

(c)	OPERATING SURPLUS BEFORE TAX	789,000	4.2%	757,000

(d)	Less tax on operating profit	(289,000)		(278,000)

(e)	Operating surplus after tax but before minority interests	500,000		479,000

(f)	Less minority interests	(2,000)		1,000

(g)	Equity earnings [detail in item 19 below]	—		—

(i)	OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	498,000	3.7%	480,000

3(a)	Extraordinary Items after tax [detail in 6(a) below]	—		—

(b)	Less Minority Interests	—		—

(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	—		—

4(a)	TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 2(h) + 3(a) ABOVE]	500,000		479,000

(b)	Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	(2,000)		1,000

(c)	OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(i) + 3(c) ABOVE]	498,000	3.7%	480,000

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

5. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE NINE MONTHS

		CONSOLIDATED
		Current nine months	Previous corresponding nine months
		$NZ’000	$NZ’000
#	Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus

(a)	Interest revenue included in Item 2(c) above	7,000	13,000

(b)	# Interest revenue included in 5(a) above but not yet received	—	—

(c)	Interest expense included in Item 2(c) above (include all forms of interest, lease finance charges, etc.)	(306,000)	(321,000)

(d)	# Interest costs excluded from 5(c) above and capitalised in asset values	(3,000)	(9,000)

(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	N/A	N/A

(f)	Depreciation including all forms of amortisation and writing down of property/investment	(610,000)	(609,000)

(g)	Write-off of intangibles	—	—

(h)	Unrealised changes in value of investments	—	—

Note: Certain comparatives have been restated to conform to current period classifications

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

GROUP—CURRENT NINE MONTHS
DETAILS AND COMMENTS	Before tax	Related income tax	After tax
	$NZ’000	$NZ’000	$NZ’000
Unusual Items— Item 2(b) above	—	—	—

Total Unusual items	—	—	—

Extraordinary Items— Item 3(a) above	—	—	—

Total extraordinary items	—	—	—

6.(b) COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i.     Material factors affecting the revenues and expenses of the group for the current nine months—Refer Management Commentary.

ii     Significant trends or events since end of current nine months—Refer Management Commentary.

iii.   Changes in accounting policies since last Annual Report to be disclosed—Nil

Page two

7. EARNINGS PER SECURITY

		CONSOLIDATED
		Current nine months Cents	Previous corresponding nine months Cents
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

(a)	Basic EPS	(a) 26.5	25.8

(b)	Diluted EPS (if materially different from (a))	(b) N/A	N/A

8.(a)	MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Nameof subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated surplus/(loss) and extraordinary items after tax and minority interests.	$ —

(iii)	Date from which such contribution has been calculated.	—

(iv)	Operating surplus(deficit) and extraordinary items after tax of the subsidiary for the previous corresponding period	$ —

(b)	MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries

(ii)	Contribution to consolidated operating surplus(deficit) and extraordinary items after tax from operation of subsidiary	$ —

(iii)	Date to which such contribution has been calculated.	—

(iv)	Contribution to consolidated operating surplus(deficit) and extraordinary items after tax for the previous corresponding period	$ —

(v)	Contribution to consolidated operating surplus(deficit) and extraordinary items from sale of subsidiary.	$ —

9.	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

Information on the industry and geographical segments of the Listed Issuer is to be reported for the nine months in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the nine months report:

SEGMENTS

•	Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue

•	Total revenue [consolidated total equal to Item 1(c) above]

•	Segment result

•	Total assets [Equal to Item 10(n) below]

Page three

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS

[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED
	At end of current nine months	As shown in last Annual Report	At end of previous corresponding nine months
	$NZ’000	$NZ’000	$NZ’000
10. CURRENT ASSETS
(a) Cash	99,000	82,000	76,000
(b) Receivables	618,000	749,000	846,000
(c) Investments	55,000	230,000	82,000
(d) Inventories	51,000	34,000	87,000
(e) Other	388,000	362,000	330,000

(f) TOTAL CURRENT ASSETS	1,211,000	1,457,000	1,421,000

NON-CURRENT ASSETS
(g) Receivables	—	—	—
(h) Investments	958,000	866,000	1,019,000
(i) Inventories	—	—	—
(j) Property, plant and equipment	4,570,000	4,826,000	4,872,000
(k) Intangibles	988,000	1,097,000	1,906,000
(l) Other	—	—	—

(m) TOTAL NON-CURRENT ASSETS	6,516,000	6,789,000	7,797,000

(n) TOTAL ASSETS	7,727,000	8,246,000	9,218,000

11. CURRENT LIABILITIES
(a) Bank Overdraft	—	—	—
(b) Accounts payable	703,000	896,000	919,000
(c) Borrowings	1,016,000	1,178,000	1,083,000
(d) Provisions	—	5,000	24,000
(e) Other	296,000	334,000	385,000

(f) TOTAL CURRENT LIABILITIES	2,015,000	2,413,000	2,411,000

NON-CURRENT LIABILITIES

(g) Accounts payable	—	—	—
(h) Borrowings	4,038,000	4,434,000	4,606,000
(i) Provisions	—	—	2,000
(j) Other	102,000	71,000	16,000

(k) TOTAL NON-CURRENT LIABILITIES	4,140,000	4,505,000	4,624,000

(l) TOTAL LIABILITIES	6,155,000	6,918,000	7,035,000

(m) NET ASSETS	1,572,000	1,328,000	2,183,000

12. EQUITY
(a) Contributed capital	1,669,000	1,562,000	1,544,000
(b) Reserves (i) Revaluation reserve	—	—	—
(ii) Foreign currency translation	(284,000)	(203,000)	(94,000)
(c) Retained surplus (accumulated deficit)	182,000	(34,000)	727,000
(d) EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	1,567,000	1,325,000	2,177,000
(e) Outside equity interests in subsidiaries	5,000	3,000	6,000

(f) TOTAL EQUITY	1,572,000	1,328,000	2,183,000

Note:	Certain comparatives have been restated to conform to current period classifications

Page four

STATEMENT OF CASH FLOWS FOR THE NINE MONTHS

[See Note (IX) attached]

	Current nine months	Previous corresponding nine months
	$NZ’000	$NZ’000
13. CASH FLOWS RELATING TO OPERATING ACTIVITIES	3,949,000	3,972,000
(a) Receipts from customers	6,000	12,000
(b) Interest received	3,000	3,000
(c) Dividends received	—	35,000
(d) Proceeds from cross border leases	(2,316,000)	(2,678,000)
(e) Payments to suppliers and employees	(281,000)	(292,000)
(f) Interest paid	(235,000)	(210,000)
(g) Income tax paid	(5,000)	(30,000)
(h) Other—Payments from provisions

(i) NET OPERATING CASH FLOWS	1,121,000	812,000

14. CASH FLOWS RELATED TO INVESTING ACTIVITIES
(a) Cash proceeds from sale of property, plant and equipment	19,000	63,000
(b) (Purchase)/sale of long-term investments	(123,000)	(328,000)
(c) Sale/(purchase) of short term investments, net	168,000	33,000
(d) Cash paid for purchases of property, plant and equipment	(442,000)	(606,000)
(e) Interest paid—capitalised	(3,000)	(9,000)
(f) Cash paid for purchases of equity investments—AAPT Limited	—	—
(g) Loans to other entities	—	—
(h) Other

(i) NET INVESTING CASH FLOWS	(381,000)	(847,000)

15. CASH FLOWS RELATED TO FINANCING ACTIVITIES

(a) Cash proceeds from issues of shares, options, etc.	—	—
(b) Proceeds from long term borrowings	1,000	1,762,000
(c) Repayment of long term borrowings	(361,000)	(870,000)
(d) Dividends paid—Minority Interests	—	—
—Other	(218,000)	(257,000)
(e) Other—(Repayments)/proceeds from Short Term Debt, net	(145,000)	(600,000)
(g) NET FINANCING CASH FLOWS	(723,000)	35,000
16. NET INCREASE (DECREASE) IN CASH HELD	17,000	—
(a) Cash at beginning of nine months	82,000	76,000
(b) Exchange rate adjustments to Item 16(a) above	—	—
(c) CASH AT END OF NINE MONTHS	99,000	76,000

Certain comparatives have been restated to conform to the current period classifications.

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows. NIL

Page five

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

Cash at the end of the nine months as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:

	Current nine months	Previous corresponding nine months
	$NZ’000	$NZ’000
Cash on hand and at bank	99,000	76,000
Deposits at call	—	—
Bank Overdraft (included in 11 (d) Other Current Liabilities)	—	—
Other (provide details)	—	—

TOTAL = CASH AT END OF NINE MONTHS [Item 16(c) above]	99,000	76,000

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group’s share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

EQUITY EARNINGS
	Current nine months	Previous corresponding nine months
	$NZ’000	$NZ’000
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

(a) OPERATING (DEFICIT) BEFORE TAX	—	—
(b) Less tax	—	—
(c) OPERATING (DEFICIT) AFTER TAX	—	—
(d) (i) Extraordinary items (gross)	—	—
(ii) Less tax	—	—
(iii) Extraordinary items (net)	—	—
(e) OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—
(f) Less dividends paid to group	—	—
(g) NET (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS	—	—
FROM CURRENT PROFITS (ITEM 2(g) ABOVE)	—	—

*	Delete as required

Page six

(ii)	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a)	The Group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of nine months		Contribution to operating *surplus(deficit) and extraordinary items after tax
Equity accounted associated companies	Current nine months	Previous corresponding nine months	Current nine months	Previous corresponding nine months
			$NZ’000	$NZ’000

			Equity Accounted
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL7 Pty Limited	33%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	—	—	—

Other material interests			Not Equity Accounted
	—	—
	—	—	—	—

(b) INVESTMENTS IN ASSOCIATED COMPANIES	Current nine months	Previous corresponding nine months
	$NZ’000	$NZ’000

Carrying value of investments in associated companies (CV)

Share of associated companies’ retained profits and reserves not included in CV:

Retained surplus/(deficit)

Reserves

Equity carrying value of investments

*	Delete as required

Page seven

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT NINE MONTHS

Category of Securities	Number Issued		Number Quoted			Paid-Up Value (If not fully paid) Cents
PREFERENCE SHARES:
# (Description) Special Right Convertible

Preference Share (“Kiwi Share”)		1

Issued during current nine months

ORDINARY SHARES:
At beginning of current nine months		1,873,408,127	1,873,408,127
Issued during current nine months		23,831,691	23,831,691

At end of current nine months		1,897,239,818	1,897,239,818

CONVERTIBLE NOTES		$300 m
(convertible at $8.275 per share)

Issued during current nine month period

OPTIONS:			Exercise Price Weighted Average		Range	Expiry Date Range
At the beginning of nine months		20,992,262		$5.862	$0.000-$9.170	Jul 2002 - Jun 2008
Issued during current nine months		14,589,481		$4.843	$0.000-$5.270	Dec 2003 - Mar 2009
Exercised during nine months		(33,425)		$1.188	$0.000-$4.700	Jan 2003 - Sep 2007
Lapsed during nine months		(3,278,335)		$5.432	$0.000-$8.650	Jan 2003 - Sep 2008

Forfeited during nine months

At end of current nine months		32,269,983		$5.587	$0.000-$9.170	Apr 2003 - Mar 2009
DEBENTURES—Totals only: (Face value)		$448m	$
UNSECURED NOTES—Totals only: (Face value)		$677m	$
OTHER SECURITIES	$		$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING (a) To be held at:

(Location) (if full year report)

(b) Date: Time

(c) Approximate date of availability of Annual Report:

If this nine months report was approved by resolution of the Board of Directors, please indicate date of meeting: 8 May 2003

(signed by) Authorised Officer of Listed Issuer	(date)

Page eight

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

As at and for the nine months ended 31 March 2003

Geographical Segments

	New Zealand Operations	Australian Operations	Other Operations	Eliminations & Abnormal items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M

Operating revenue

External revenue	2,735	1,106	56	—	3,897

Internal revenue	—	—	—	—	—

Total revenue	2,735	1,106	56	—	3,897

Segment result	1,023	11	15	39	1,088

Segment assets	*	*	*	*	7,727

Industry Segments

	NZ Wireline	NZ Mobile	International	Internet & Directories	Australian Consumer	Australian Business	Corporate and Other	Eliminations & Abnormal items	Total
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M

Operating revenue

External revenue	1,917	464	155	268	509	579	5	—	3,897

Internal revenue	167	121	131	3	15	20	—	(457)	—

Total revenue	2,084	585	286	271	524	599	5	(457)	3,897

Annexure One

Segment result	972	96	30	111	16	(8)	(129)	—	1,088

Segment assets	*	*	*	*	*	*	*	*	7,727

*	Appendix 1 to be re-released when this information is available.

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

As at and for the nine months ended 31 March 2002

Geographical Segments

	New Zealand Operations	Australian Operations	Other Operations	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue

External revenue	2,808	1,355	47	—	4,210

Internal revenue	—	1	—	(1)	—

Total revenue	2,808	1,356	47	(1)	4,210

Segment result	1,118	16	(1)	(68)	1,065

Segment assets	4,715	2,192	748	1,563	9,218

Industry Segments

	NZ Wireline	NZ Mobile	International	Internet & Directories	Australian Consumer	Australian Business	Corporate and Other	Eliminations & Abnormal Items	Total
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue

External revenue	1,919	457	214	238	690	654	38	—	4,210

Internal revenue	180	116	171	3	25	26	—	(521)	—

Total revenue	2,099	573	385	241	715	680	38	(521)	4,210

Annexure One

Segment result	913	84	74	90	33		(20)	(109)	—	1,065

Segment assets	3,209	847	645	216	1,815	*		3,761	(1,275)	9,218

*	This represents assets for the combined Australian Consumer and Business segments. Due to the structure of Telecom’s accounting systems it is not currently practicable to separate segment assets for these two segments.

Appendix 7 of Listing Rules. Pr/1023_b	TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and

7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

	Number of pages including this one (Please provide any other relevant details on additional pages)	Q

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors resolution	DIRECTORS’ RESOLUTION

Contact phone number	(04) 498 9293	Contact fax number	(04) 498 9430	Date	9 / 05 / 03

Nature of event
Tick as appropriate	Bonus Issue ☐	If ticked, state whether: Taxable ☐	/ Non Taxable ☐	Conversion ☐	Interest ☐	Rights Issue Renouncable ☐

Rights Issue non-renouncable ☐	Capital change ☐	Call ☐	Dividend ☒	If ticked, state whether:Interim ☒	Full Year ☐	Special ☐

EXISTING securities affected by this event.	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4 If unknown, contact NZSE

Details of securities issued pursuant to this event.	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN	If unknown, contact NZSE

Number of Securities to be issued following event		Minimum Entitlement			Ratio, e.g ☐ for ☐ ☐ for ☐

Conversion, Maturity,Call Payable or Exercise Date	/ /	Tick if pari passu		Treatment of Fractions
	Enter N/A if not applicable		☐ OR	provide an explanation of the ranking

Strike price per security for any issue in lieu or date strike price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

	In dollars and cents	Source of Payment	RETAINED EARNINGS

Amount per	5.0 CENTS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details- Listing Rule 7.12.7	Amount per security	$0.008824
Total monies	$94,862,203		Date Payable	13 / 06 / 03

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$ N/A	Resident Withholding Tax	$ NIL	Credits (Give Details) Imputation	$0.024627

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	30 / 05 / 03 AUST & NZ 29 / 05 / 03 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	13 / 06 / 03 AUST & NZ 20 / 06 / 03 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY

Ex Date: Commence Quoting Rights:		Security Code:
Cease Quoting Rights 5pm: Commence Quoting New Securities:		Security Code:
Cease Quoting Old Security 5pm:

MEDIA RELEASE

AAPT ADDS FOXTEL TO SUITE OF SERVICES

Sydney, 8 May 2003—AAPT has signed the first sales agency agreement with FOXTEL, enabling AAPT to offer subscription television services as part of a suite of communications offerings to customers.

The agreement will see AAPT become a sales agent for FOXTEL’s subscription television offerings, enabling residential customers to receive their fixed-line, mobile, Internet and FOXTEL subscription television services on the one AAPT bill.

AAPT Acting Chief Operating Officer, Mr Marko Bogoievski, said the agreement provides the next plank to support AAPT’s push into the residential market following the relaunch of its Smartchat brand last month.

“Being able to offer FOXTEL’s subscription television services to Australian households further demonstrates our commitment to offering customers outstanding value and convenience.

“Only with AAPT can you get the smartchat guarantee on your long distance calling rates, a reduction in your line rental, and now, be able to combine these great deals with your FOXTEL subscription television service—all on the one bill.

“It’s all about offering our customers the best of both worlds—providing the network strength, reliability and breadth of services of a large provider, while at the same time giving customers the flexibility and value for money that a real challenger telco like AAPT can offer,” said Mr Bogoievski.

FOXTEL’s Chief Executive Officer, Mr Kim Williams said, “We welcome AAPT reaching this agreement with FOXTEL and look forward to working with them to widen the ability of consumers to access the best consumer products. The agreement with AAPT further expands the options for Australians wishing to subscribe to FOXTEL’s subscription TV service.”

Customers who choose to receive their FOXTEL subscription television services through AAPT can select from the same full suite of FOXTEL services as a direct FOXTEL customer can and will be charged at the same rates.

Customers interested in pre-registering for subscribing to FOXTEL’s subscription television service via AAPT can call AAPT on 13 88 88.

ENDS

For media inquiries, please contact:

Deborah Prior	Mark Furness
AAPT	FOXTEL
Ph: 02 9377 7478	Ph: 02 9200 1733
Email: dprior@aapt.com.au

About AAPT

AAPT provides a range of voice, mobile, data and Internet services to business, government, wholesale and residential customers throughout Australia, supported by an extensive national voice and data network. AAPT is part of the Telecom New Zealand Group. For more information on AAPT, visit www.aapt.com.au

About FOXTEL

FOXTEL is Australia’s leading subscription television provider and is connected to more than one million homes on cable and satellite through retail and wholesale distribution. FOXTEL is owned by Telstra Corporation Ltd (50%), The News Corporation Ltd (25%), and Publishing and Broadcasting Ltd (25%). FOXTEL will launch its digital service in early 2004.